HellerEhrman

September 21, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding unusual price and trading volume movement, dated September 9, 2005, published (in both English and Chinese language) in the Company's public website;

(2) The Company's announcement of interim results for the six-months ended June 30, 2005, dated August 12, 2005, published (in both English and Chinese language) in the Company's public website;

(3) The Company's Interim Report 2005, dated August 12, 2005;

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decrease in the price and increase in trading volume of the Shares and wishes to state that the Board is not aware of any reason for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 and 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)
"Shares"	shares of HK$0.10 each in the capital of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 9th September, 2005

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告乃應聯交所的要求而作出。董事會已知悉股份價格最近有所下降，及成交量有所上升，並謹此聲明董事會並不知悉該變動之原因。

董事會並確認，概無就根據《創業板上市規則》第十九及二十章規定須予披露之收購或變現事宜而進行磋商或協議。董事會亦不知悉任何足以或可能影響股價之事宜須根據《創業板上市規則》第17.10條所規定之一般責任而予以披露。

本公告乃承董事會命發出，各董事願就本公告之準確性共同及個別承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND SIX-MONTH PERIOD

- Turnover for the Six-Month Period amounted to HK$180,010,000 with net loss of HK$19,441,000
- Business from the construction of data networking infrastructure in Mainland China continued to pose challenge to the Group
- TSTSH continued to be secured steady contracts from telecommunications service providers in Mainland China.
- Business prospects from Macao remained strong with further contracts from the East Asia Games secured during the Six-Month Period
- Prepared to provide a total and complementary solution in the bidding of projects from the Government of Macao and gaming operators
- STASA became the only company to provide Call&Win service to all the three major television station in Spain
- TCM successfully completed the trial program for a major lottery company in the Netherlands
- The Board does not recommend payment of a dividend for the Six-Month Period

INTERIM RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Three- Month Period (unaudited) *HK$'000*	Three months ended 30th June, 2004 (unaudited) *HK$'000*	Six-Month Period (unaudited) *HK$'000*	Six months ended 30th June, 2004 (unaudited) *HK$'000*
Turnover	2	99,449	70,651	180,010	190,498
Cost of sales		(87,010)	(54,142)	(146,899)	(156,575)
Gross profit		12,439	16,509	33,111	33,923
Other revenues		4,279	1,362	7,087	3,666
Selling and administrative expenses		(31,611)	(15,938)	(59,269)	(33,784)
Operating (loss)/profit		(14,893)	1,933	(19,071)	3,805
Deemed disposal gain from separate listing of MIHL	3	—	—	—	10,769
Finance costs		(1,685)	(799)	(3,479)	(816)
Share of (losses)/profits of associated companies		(501)	(201)	(628)	36
(Loss)/profit before taxation		(17,079)	933	(23,178)	13,794
Taxation	5	—	332	—	2
(Loss)/profit after taxation		(17,079)	1,265	(23,178)	13,796
Minority interests		2,748	3,086	3,737	3,736
(Loss)/profit attributable to Members		(14,331)	4,351	(19,441)	17,532
Dividends	6	—	—	—	6,413
(Loss)/earnings per Share (HK cents)	7				
— Basic		(2.33)	0.71	(3.17)	2.86
— Diluted		Not applicable	Not applicable	Not applicable	Not applicable

CONSOLIDATED BALANCE SHEET

	Notes	As at 30th June, 2005 (unaudited) HK$'000	As at 31st December, 2004 HK$'000
Non-current assets			
Intangible assets		59,738	67,898
Fixed assets		14,539	15,655
Investments in associated companies		1,012	1,630
Available-for-sale financial assets		71,867	72,450
Current assets			
Inventories		75,387	47,592
Taxation prepaid		80	80
Trade and bills receivables	8	141,891	178,536
Other receivables, deposits and prepayments		40,811	32,499
Bank balances and cash		199,426	168,830
		457,595	427,537
Current liabilities			
Trade and bills payables	9	116,857	115,397
Other payables and accruals		119,399	84,426
Taxation payable		52,108	53,490
Short-term loans, unsecured		126,840	132,198
		415,204	385,511
Net current assets		42,391	42,026
Total assets less current liabilities		189,547	199,659
Financed by:			
Share capital		61,382	61,382
Reserves	10	90,635	111,331
Members' funds		152,017	172,713
Minority interests		8,355	12,092
Long-term loan		29,175	14,854
		189,547	199,659

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six-Month Period (unaudited) *HK$'000*	For the six months ended 30th June, 2004 (unaudited) *HK$'000*
Total equity at the beginning of the Six-Month Period/previous period	172,712	347,588
Surplus on revaluation of available-for-sale financial assets	1,312	3,909
Group reorganisation	—	3,555
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	(2,566)	5
Net gains and losses not recognised in the consolidated profit and loss account	(1,254)	7,469
	171,458	355,057
(Loss)/profit for the Six-Month Period/previous period	(19,441)	17,532
Eighteen months ended 31st December, 2004 interim dividend paid	—	(3,069)
Total equity at the end of the Six-Month Period/previous period	152,017	369,520

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six-Month Period (unaudited) HK$'000	For the six months ended 30th June, 2004 (unaudited) HK$'000
Net cash inflow/(outflow) from operating activities	25,019	(3,695)
Net cash (outflow)/inflow from investing activities	(3,149)	4,641
Net cash inflow from financing	8,963	104,503
Increase in cash and cash equivalents	30,833	105,449
Cash and cash equivalents at the beginning of the Six-Month Period/previous period	168,593	103,637
Cash and cash equivalents at the end of the Six-Month Period/previous period	199,426	209,086
Analysis of balances of cash and cash equivalents		
Bank balances and cash	199,426	209,086

Notes:

1. **Basis of preparation and accounting policies**

These unaudited condensed consolidated accounts were prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

These unaudited condensed consolidated accounts should be read in conjunction with the accounts for the eighteen months ended 31st December, 2004.

The HKICPA undertook to converge by 1st January, 2005 all HKFRS with IFRS issued by the IASB. As a result, the HKICPA aligned HKFRS with the requirements of IFRS in all material respects as at 31st December, 2004.

In 2005, the Group adopted all HKFRS pertinent to its operations. The applicable HKFRS are set out below:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors

HKAS 10	Events after Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKAS-INT 15	Operating Leases — Incentives
HKAS-INT 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets

The adoption of HKAS 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 28, 33, 34, 37, HKAS-INT 15 and 21 did not result in substantial changes to the accounting policies of the Group. In summary:

— HKAS 1 affected certain presentation in the consolidated balance sheet.

— HKAS 8, 16, 21 and 28 affected certain disclosure of the accounts.

— HKAS 2, 7, 10, 12, 14, 17, 18, 19, 23, 27, 33, 34, 37, HKAS INT-15 and 21 did not have any impact as the accounting policies of the Group already complied with the standards.

— HKAS 24 affected the identification of related parties and the disclosure of related party transactions.

The early adoption of HKFRS 2 would result in a change in accounting policy for employee share options. Prior to this, the provision of share options to employees did not result in a charge to the profit and loss account. Following the adoption of HKFRS 2, the fair value of share options at grant date was amortised over the relevant vesting periods to the profit and loss account.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in a change in the accounting policy for goodwill. Prior to this, goodwill was:

— amortised on a straight-line basis over a period of not exceeding ten years; and

— assessed for impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

— the Group ceased amortisation of goodwill from 1st January, 2005;

— from the year ended 31st December, 2004 onwards, goodwill was tested annually for impairment, as well as when there are indications of impairment.

The adoption of HKAS 32 and HKAS 39 resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December, 2004, investments of the Group were classified into non-trading securities and trading securities, and were stated in the balance sheet at fair value.

In accordance with the provisions of HKAS 39, the investments were classified into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables (which include bank deposits and cash and cash equivalents). The classification depends on the purpose for which the investments were held.

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards, which retrospective application was not applicable to prior period comparatives other than HKAS 39 redesignating all investments into available-for-sale financial assets on 31st December, 2004.

The accounting policies and methods of computation used in the preparation of these accounts were consistent with those used in the accounts for the eighteen months ended 31st December, 2004.

2. **Segment information**

Business segments

The Group was organised into three main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sales of goods;

— Provision of digital image processing management solutions; and

— Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

There are no significant sales or other transactions between the business segments.

	Six-Month Period				Six months ended 30th June, 2004			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Group	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	145,372	2,253	32,385	180,010	184,763	5,735	—	190,498
Segment results	(10,124)	(7,124)	(2,484)	(19,732)	20,417	(5,037)	—	15,380
Unallocated income				7,087				3,666
Unallocated cost				(6,426)				(15,241)
Operating (loss)/profit				(19,071)				3,805
Deemed disposal gain from separate listing of MIHL				—				10,769
Finance cost				(3,479)				(816)
Share of (losses)/profits of associated companies				(628)				36
(Loss)/profit before taxation				(23,178)				13,794
Taxation				—				2
(Loss)/profit after taxation				(23,178)				13,796
Minority interests				3,737				3,736
(Loss)/profit attributable to Members				(19,441)				17,532
	As at 30th June, 2005				**As at 31st December, 2004**			
Segment asets	460,992	35,810	32,537	529,339	373,725	19,124	112,826	505,675
Investments in associated companies				1,012				1,630
Unallocated assets				74,400				77,865
Total assets				604,751				585,170
Segment liabilites	221,744	27,908	58,183	307,835	172,133	4,879	70,814	247,826
Unallocated liabilities				144,899				164,631
Total liabilities				452,734				412,457
	Six-Month Period				**Six months ended 30th June, 2004**			
Capital expenditure	828	539	1,782	3,149	6,052	1,489	—	7,541
Depreciation	2,516	274	1,370	4,160	1,988	439	—	2,427
Amortisation	—	107	—	107	662	39	—	701

3. **Deemed disposal gain for separate listing of MIHL**

On 19th January, 2004, Shares of MIHL were listed and traded on GEM by this issue of new Shares of MIHL. As a result, the shareholding of the Company in MIHL had been diluted to 61.05%, which resulted in a gain of approximately HK$10,769,000 arising from this deemed disposal.

4. **Depreciation, amortisation and cost of goods sold**

During the Six-Month Period, depreciation of HK$4,160,000 (six months ended 30th June, 2004: HK$2,427,000) was charged in respect of the fixed assets of the Group, and amortisation of HK$107,000 (six months ended 30th June, 2004: HK$701,000) was charged in respect of the research and development cost of the Group. The cost of goods sold for the Six-Month Period was HK$111,598,000 (six months ended 30th June, 2004: HK$141,280,000).

5. **Taxation**

Hong Kong profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Six-Month Period. Taxation on overseas profit had been calculated on the estimated assessable profit for the Six-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

6. **Dividends**

	Three-Month Period HK$'000	**Three months ended 30th June, 2004 HK$'000**	**Six-Month Period HK$'000**	**Six months ended 30th June, 2004 HK$'000**
Special interim, paid for the eighteen months ended 31st December, 2004 *(note (a))*	—	—	—	3,344
Interim, paid for 2005, of HK$Nil (eighteen months ended 31st December, 2004: HK$0.005) per Share *(note (b))*	—	—	—	3,069
	—	—	—	6,413

Notes:

(a) On 19th December, 2003, the Board approved the payment of a special interim dividend as part of the proposal for the separate listing of MIHL by way of a distribution in specie in respect of an aggregate of 13,375,000 Shares of MIHL to the Members, where every 46 Shares were entitled to 1 Share of MIHL.

(b) On 13th February, 2004, the Board approved an interim dividend of HK$0.005 per Share to the Members whose names appear in the Register of Members on 5th March, 2004.

(c) The Directors do not recommend the payment of a dividend for the Six-Month Period.

7. **Loss/(earnings) per Share**

The calculation of basic loss per Share was based on the loss attributable to Members of HK$19,441,000 (six months ended 30th June, 2004: profit of HK$17,532,000) and the weighted average of 613,819,000 Shares (six months ended 30th June, 2004: 613,819,000 Shares) in issue during the Six-Month Period.

No diluted earnings per Shares for the Six-Month Period and the six months ended 30th June, 2004 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

8. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. Customers were generally required to pay at various intervals over the life of the projects. As at 30th June, 2005, the ageing analysis of the trade and bills receivables were as follows:

	As at 30th June, 2005 *HK$'000*	**As at 31st December, 2004** *HK$'000*
Within three months	73,376	143,579
Four to six months	22,866	20,544
Seven to twelve months	40,306	23,718
Over twelve months	90,222	77,398
	226,770	265,239
Less: provision	(84,879)	(86,703)
	141,891	178,536

9. **Trade and bills payables**

As at 30th June, 2005, the ageing analysis of the trade and bills payables were as follows:

	As at 30th June, 2005 *HK$'000*	**As at 31st December, 2004** *HK$'000*
Within three months	79,195	76,012
Four to six months	10,321	13,645
Seven to twelve months	20,024	6,961
Over twelve months	7,317	18,779
	116,857	115,397

10. **Reserves**

	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Merger reserve *HK$'000*	Exchange reserve *HK$'000*	Statutory reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
As at 1st January, 2005	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
Surplus on revaluation of available-for-sale financial assets	—	—	1,312	—	—	—	—	1,312
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	—	—	—	—	(2,566)	—	—	(2,566)
Loss attributable to Members	—	—	—	—	—	—	(19,441)	(19,441)
As at 30th June, 2005	97,676	702	6,627	35,549	468	49	(50,436)	90,635

	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Merger reserve *HK$'000*	Exchange reserve *HK$'000*	Statutory reserve *HK$'000*	Retained earnings *HK$'000*	Total *HK$'000*
As at 1st January, 2004	97,676	702	4,182	37,483	59	49	146,054	286,205
Surplus on revaluation of available-for-sale financial assets	—	—	3,909	—	—	—	—	3,909
Group reorganisation	—	—	—	3,555	—	—	—	3,555
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	—	—	—	—	5	—	—	5
Profit attributable to Members	—	—	—	—	—	—	17,532	17,532
Eighteen months ended 31st December, 2004 interim dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
As at 30th June, 2004	97,676	702	8,091	41,038	64	49	160,517	308,137

11 Related party transactions

Significant related party transactions, which were carried out in the normal course of the business of the Group were as follows:

	Three-Month Period *HK$'000*	Three months ended 30th June, 2004 *HK$'000*	Six-Month Period *HK$'000*	Six months ended 30th June, 2004 *HK$'000*
Sales of goods to a related company *(Note (a))*	—	—	—	15
Rental charges payable to a Director *(Note (b))*	195	192	390	768
Management fee receivable from a related company *(Note (c))*	769	—	1,538	—
Rental charges payable to a related company *(Note (d))*	185	—	370	—
Management fee payable to a related company *(Note (e))*	166	—	332	—
Sale of goods to a director of certain subsidiaries	—	—	2	—

(a) Various subsidiaries bought and sold goods to a company owned by José Manuel dos Santos, a Director.

(b) The Group was permitted to use its Macao office premises from a company owned by José Manuel dos Santos who waived the Group rental payment. The Group also was permitted to use another premise of José Manuel dos Santos, who waived the rental payment, as staff quarter commencing 1st September, 2003.

In addition, the Group also leased the Hong Kong warehouse, another Macao Office premises and its Guangzhou office premises from José Manuel dos Santos or a company owned by him at a monthly rental of HK$30,000, HK$9,000 and approximately RMB28,000 (approximately HK$26,000) respectively.

(c) The Group provided management services to a company owned by a minority shareholder of a subsidiary.

(d) A subsidiary entered into a lease agreement with a company owned by a minority shareholder of a subsidiary to lease office space for a period of five years commencing 1st July, 2004 at a monthly rental of approximately €6,000 (approximately HK$56,000). The lease was entered into on normal commercial terms.

(e) A subsidiary received management services from a company owned by a director of various subsidiaries.

(f) A director of certain subsidiaries bought goods from a subsidiary.

(g) As at 30th June, 2005, the Group had unsecured advances to the following associated company:

	As at 30th June, 2005	As at 31st December, 2004
	HK$'000	*HK$'000*
VCTHL *(Note)*	3,164	3,164

Note: The advance to VCTHL was unsecured, interest-free with no fixed terms of repayment. The other shareholder of VCTHL, a third party, had also advanced to VCTHL an amount exceeding the proportion of its share of equity interest in VCTHL. The advance to VCTHL had been fully provided.

The Directors were of the opinion that the transactions as described in notes (a), (b)(ii), (c), (d), (e) and (f) above had been entered into and carried out in the ordinary and usual course of business of the Group on an arm's length basis, on normal commercial terms, were fair and reasonable and in the interest of the Members as a whole.

The Directors were of the opinion that the transaction as described in note (b)(i) above was on terms better than normal commercial terms to the Group and were fair and reasonable and in the interest of so far as the Members as a whole.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Company has fully complied with the Code Provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules throughout the Six-Month Period.

COMPLIANCE WITH RULES 5.48 TO 5.67 OF THE GEM LISTING RULES

The Company has adopted rules 5.48 to 5.67 of the GEM Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with rules 5.48 to 5.67 of the GEM Listing Rules throughout the Six-Month Period.

MANAGEMENT DISCUSSION AND ANALYSIS

Material acquisitions and disposal

The Group had material acquisition and disposals during the Six-Month Period, other than the exercise of HK$1,200,000 convertible bonds previously issued by Mobile Telecom Network (Holdings) Limited (incorporated in Cayman Islands with limited liability and whose shares of US$0.01 each in its capital are listed on GEM) into 15,384,615 new shares.

Capital commitments and significant investments

As at 30th June, 2005, the Group did not have any significant capital commitments and significant investments.

Employee information

As at 30th June, 2005, the Group had 252 employees spreading in Macao, Hong Kong, Mainland China and Europe. Total remuneration of all employees amounted to HK$27,112,000.

The remuneration and bonus policies of the Group are basically determined by the performance of individual employees.

The Company and MIHL adopted different share option schemes, whereby certain employees of the Group may be granted options to acquire the Shares.

The Group also provides various training programmes and technical orientation, both internal and external, for technical employees and marketing employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Charges on group assets

As at 30th June, 2005, the Group did not have any charges on assets of the Group.

Details of future plans for material investments or capital assets

The Group is now evaluating a collaboration arrangement with an internet content provider in Mainland China which will allow TCM to enter into the IVR and SMS business in Mainland China and to enhance cross-selling opportunities between Mainland China and Europe.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in HK$, Macao patacas, US$, € and RMB. The Directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 30th June, 2005, the Group did not have any contingent liabilities.

Business review

As anticipated, operating environment for the construction of data network infrastructure in Mainland China remained stagnant, which continued to pose challenges and pressure on margins to the Group. Despite so during the Three-Month Period, the Group has completed the contracts for Guangdong China Telecom, Zhejiang China Telecom and Shenzhen China Telecom and has also successfully secured contracts from other telecommunications service providers, including Beijing China Telecom, Shanghai China Telecom and Chongqing China Telecom.

During the Three-Month Period, the OSS developed by TSTSH continued to receive well response and successfully awarded projects from Xinjiang China Telcom and Guangdong China Telecom to expand the installed OSS of TSTSH to phase 2 and phase 3 respectively. Total value of these expansion projects amounted to approximately HK$4,700,000.

Macao continued to offer numerous business opportunities to the Group, in particular with the Government of Macao and the gaming operators now investing heavily on infrastructure projects. During the Three-Month Period, with respect to the upcoming East Asian Games, in addition to securing a contract to build its networking infrastructure, the Group has also successfully secured other contracts, including a contract in the amount of approximately HK$43,424,000 to build a data centre for the East Asian Games, and via MIHL, a contract in the amount of approximately HK$19,600,000 for the provision of a hospitality system, system integration and project management. With the opening of the East Asian Games in October 2005, the Group is also in the progress of completing the installation of the TETRA system for FSM thus allowing this security system to be operational during the East Asian Games.

To capitalise on the opportunities from the gaming operators and hotel operators, VHL has partnered with MIHL on the bidding of various projects so as to provide a total and complementary solution to these gaming operators. VHL will continue to provide infrastructure systems, such as structured cabling, networking and surveillance, whereas MIHL will focus on the provision of a series of extra-low voltage systems, including systems such as closed circuit television ("CCTV"), public automatic branch exchange ("PABX"), cabling, public address, access control, et cetera.

During the Three-Month Period, STASA moved into a new office, allowing cost savings to its monthly rental to the achieved. Leveraging on its technical competence and reliable services, STASA has won another project from one of the three largest television stations in Spain to roll out a nation wide Call&Win project to win five cars, generating over 400,000 minutes of traffic over our platform. STASA is one of the most experienced companies in Spain in the provision of Call&Win services, in particular to television stations. Today, STASA is the only company that provides Call&Win services to all the three major television stations in Spain.

TCM has successfully completed a six-month trial program with a major lottery company in the Netherlands with further discussions in progress to roll out future programs. In addition, TCM has launched Chinese contents in their website to strengthen its contents portfolio and to tap the Chinese communities in Europe.

During the Three-Month Period, to further leverage on the established market experience and presence in selected markets and strong technical capabilities, TCM has been actively exploring collaboration with content providers and applications developers in the Republic of Finland, the United Kingdom of Great Britain and Northen Ireland, the French Republic and the Netherlands for the development of new applications and services for the markets in the Federal Republic of Germany, the Netherlands and Spain. TCM has also confirmed its strategic move to enter into the IVR and SMS business in Mainland China to further expand its geographic footage and to enhance cross-selling opportunities. A collaboration arrangement with a Chinese internet content provider is currently in progress.

Turnover and Profitability

During the Three-Month Period and Six-Month Period, turnover of the Group has been adversely affected by slower business from Mainland China in relation to the construction of data networking infrastructure. Nevertheless, with the consolidation of the results of TCM and Communications Appliances Ou Chung Limited (incorporated in Macao with limited liability and an indirect wholly-owned subsidiary of the Company), turnover for the Three-Month Period increased 40.76% as compared to the corresponding period ended 30th June, 2004 and turnover for the Six-Month Period represented a slight decrease of 5.51% as compared to the corresponding period. Though the Group has secured a handful of contracts in Macao from the Government of Macao and gaming operators, as most of these projects are currently in the construction phase, therefore, turnover from these projects have only been partially recognised during the Three-Month Period.

With increasing competition continuous to put pressure on margins of data networking infrastructure projects in Mainland China and with trading of mobile phones carrying lower margins, gross margin for the Three-Month Period amounted to HK$12,439,000 as compared to HK$16,509,000, with gross margin for the Three-Month Period dropped by 24.65% as compared to corresponding period ended 30th June, 2004.

With the consolidation of the operating results of both MIHL and TCM, selling and administrative expenses increased considerably from HK$33,784,000 to HK$59,269,000 for the Six-Month Period. Together with turnover and profit from the projects in Macao only partially recognised, the Group reported a net loss of HK$19,441,000 for the Six-Month Period.

Capital Structure, Liquidity and Financial Resources

Despite reporting a net loss during the Six-Month Period, the Group continued to maintain a healthy capital structure with cash on hand as at 30th June, 2005 amounted to HK$199,426,000, this balance of which taken into account the first repayment of US$3,750,000 (approximately HK$29,175,000) made against the US$15,000,000 (approximately HK$116,700,000) term loan during March, 2005. As at 30th June, 2005, although total borrowings totaled HK$165,119,000, translating to a gearing ratio (total borrowings / Members' funds) of 108.6%, the Group had net cash (cash balances plus US$5,000,000 (approximately HK$38,900,000) yield enhanced bonds less short-term and long-term loans) of approximately HK$73,200,000.

Inventory level increased from HK$47,592,000 to HK$75,387,000, the increment of which attributed primarily to equipment for the FSM project received during end of June, 2005. With respect to receivables, keeping tight control on collection remained.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th June, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held *(Note 8)*	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/ founder of a discretionary trust *(Note 1)*	293,388,000	—	47.80%
	Long position	Personal *(Note 2)*	—	600,000	0.10%
	Short position	Corporate interest *(Note 3)*	—	13,384,000	2.18%
Yim Hong	Long position	Personal *(Note 4)*	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal *(Note 5)*	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal *(Note 6)*	2,452,000	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal *(Note 7)*	210,000	—	0.03%

Notes:

(1) As at 30th June, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 30th June, 2005, he was deemed to have a short position in 13,384,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

(8) Each of the Directors held the same number of share options shown as at 1st January, 2005. The share options were granted on 30th June, 2003 and exercisable from 30th June, 2003 to 29th June, 2006 at HK$0.42 per Share.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 30th June, 2005, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares or underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest *(Note 1)*	293,388,000	—	47.80%
	Short position	Corporate interest *(Note 2)*	—	13,384,000	2.18%
LRL	Long position	Corporate interest *(Note 1)*	293,388,000	—	47.80%
	Short position	Corporate interest *(Note 2)*	—	13,384,000	2.18%
Lei Hon Kin *(Note 3)*	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	13,384,000	2.18%

Notes:

(1) As at 30th June, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 30th June, 2005, they were deemed to have a short position in 13,384,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

THE AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY CONTROLLING SHAREHOLDERS

The loan of a principal amount of US$15,000,000 (approximately HK$116,700,000) is to be repaid by VHL in four equal half-yearly instalments of US$3,750,000 (approximately HK$29,175,000), due in March and September, 2005 and March and September, 2006 respectively. The first repayment was paid in March, 2005 and so the outstanding principal amount as at 30th June, 2005 was US$11,250,000 (approximately HK$87,525,000).

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date six months thereafter. VHL shall repay the loan drawn down by four consecutive equal semi-annual instalments commencing on the date eighteen months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date thirty-six months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power of general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of the Shares during the Six-Month Period. Neither the Company nor any of its subsidiaries has purchaesd or sold any of the Shares during the Six-Month Period.

DEFINITIONS

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 (approximately HK$116,700,000) term loan facility
"Associated Corporations"	corporations: (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited

"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"FSM"	Direcção dos Serviços das Foças de Segurança (Public Security Force) of the Government of Macao
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Lenders on 26th September, 2003 in respect of the obligations of VHL under the Agreement
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HKAS"	Hong Kong Accounting Standard
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"HKFRS"	financial reporting standards approved by the Council of the HKICPA and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standards and the Hong Kong Institute of Certified Public Accountants)
"IASB"	International Accounting Standards Board
"IFRS"	financial reporting standards and interpretations approved by the IASB, and includes all International Accounting Standards and interpretations issued under the former International Accounting Standards Committee from time to time
"IVR"	interactive voice response
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and the Agent
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Members"	holders of Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM
"OSS"	Operation Support System

"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of Mainland China
"Santos' Family Trust"	the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Shares of MIHL"	shares of HK$0.01 each in the capital of MIHL
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Six-Month Period"	the six months ended 30th June, 2005
"SMS"	short message services
"Spain"	The Kingdom of Spain
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"STASA"	Servicios Telefónicos de Audiotex SA, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 30th June, 2005
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America
"VCTHL"	Vodatel Crossland Technology Holdings Limited, incorporated in BVI with limited liability and an associate of the Company

"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company
"€"	Euro, the lawful currency of the European Union

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 12th August, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

三個月期間及六個月期間的業務及財務摘要

- 六個月期間的營業額為180,010,000港元，虧損淨額為19,441,000港元
- 於中國內地興建數據網絡基建業務仍為本集團的一大考驗
- 泰思通繼續取得中國內地電訊服務供應商的合約
- 澳門業務的發展前景依然強勁，於六個月期間，再成功爭取東亞運動會合約
- 本公司準備於競投澳門政府及博彩經營商的項目時，提供全面及輔助解決方案
- 西班牙公司成為唯一一間同時為西班牙三大電視台提供電話競猜服務的公司
- 歐洲公司成功為荷蘭一間大型博彩公司完成試驗計劃
- 董事會不建議就六個月期間派付股息

中期業績

董事會欣然提呈本集團於三個月期間及六個月期間的未經審核綜合業績如下：

簡明綜合損益表

	附註	三個月期間 (未經審核) 千港元	截至二〇〇四年六月三十日止三個月 (未經審核) 千港元	六個月期間 (未經審核) 千港元	截至二〇〇四年六月三十日止六個月 (未經審核) 千港元
營業額	2	99,449	70,651	180,010	190,498
銷售成本		(87,010)	(54,142)	(146,899)	(156,575)
毛利		12,439	16,509	33,111	33,923
其他收益		4,279	1,362	7,087	3,666
銷售及行政開支		(31,611)	(15,938)	(59,269)	(33,784)
經營(虧損)／溢利		(14,893)	1,933	(19,071)	3,805
萬佳訊獨立上市的視作出售收益	3	–	–	–	10,769
財務成本		(1,685)	(799)	(3,479)	(816)
應佔聯營公司(虧損)／溢利		(501)	(201)	(628)	36
除税前(虧損)／溢利		(17,079)	933	(23,178)	13,794
税項	5	–	332	–	2
除税後(虧損)／溢利		(17,079)	1,265	(23,178)	13,796
少數股東權益		2,748	3,086	3,737	3,736
股東應佔(虧損)／溢利		(14,331)	4,351	(19,441)	17,532
股息	6	–	–	–	6,413
每股(虧損)／盈利(港仙)	7				
一基本		(2.33)	0.71	(3.17)	2.86
一攤薄		不適用	不適用	不適用	不適用

綜合資產負債表

	附註	於二〇〇五年六月三十日 (未經審核) 千港元	於二〇〇四年十二月三十一日 千港元
非流動資產			
無形資產		59,738	67,898
固定資產		14,539	15,655
於聯營公司的投資		1,012	1,630
可供出售財務資產		71,867	72,450
流動資產			
存貨		75,387	47,592
預付税項		80	80
應收貿易賬項及票據	8	141,891	178,536
其他應收款項、按金及預付款項		40,811	32,499
銀行結餘及現金		199,426	168,830
		457,595	427,537
流動負債			
應付貿易賬項及票據	9	116,857	115,397
其他應付款項及應計費用		119,399	84,426
應付税項		52,108	53,490
短期貸款，無抵押		126,840	132,198
		415,204	385,511
流動資產淨值		42,391	42,026
總資產減流動負債		189,547	199,659
資金來源：			
股本		61,382	61,382
儲備	10	90,635	111,331
股東權益		152,017	172,713
少數股東權益		8,355	12,092
長期貸款		29,175	14,854
		189,547	199,659

綜合權益變動報表

	六個月期間 (未經審核) 千港元	截至二〇〇四年六月三十日止六個月 (未經審核) 千港元
六個月期間初／上一期間的期初股東權益總額	172,712	347,588
重估可供出售財務資產盈餘	1,312	3,909
集團重組	—	3,555
海外附屬公司及聯營公司折算賬目產生的差額	(2,566)	5
未於綜合損益賬確認的收益及虧損淨額	(1,254)	7,469
	171,458	355,057
於六個月期間／上一期間(虧損)／溢利	(19,441)	17,532
已付截至二〇〇四年十二月三十一日止十八個月中期股息	—	(3,069)
六個月期間終／上一期間的期終股東權益總額	152,017	369,520

簡明綜合現金流量表

	六個月期間 (未經審核) 千港元	截至 二〇〇四年 六月三十日 止六個月 (未經審核) 千港元
經營業務的現金流入／(流出)淨額	25,019	(3,695)
投資業務的現金(流出)／流入淨額	(3,149)	4,641
融資的現金流入淨額	8,963	104,503
現金及現金等值項目增加	30,833	105,449
六個月期間初／上一期間的期初現金及現金等值項目	168,593	103,637
六個月期間終／上一期間的期終現金及現金等值項目	199,426	209,086
現金及現金等值項目結餘的分析		
銀行結餘及現金	199,426	209,086

附註：

1. **編製基準及會計政策**

該等未經審核簡明綜合賬目乃按香港會計師公會發出的《香港會計準則》第三十四號「中期財務申報」編製。

該等未經審核簡明綜合賬目應與截至二○○四年十二月三十一日止十八個月的賬目一併閱讀。

香港會計師公會承諾於二○○五年一月一日之前將所有《香港財務滙報準則》與國際會計準則委員會所頒佈的《國際財務滙報準則》接軌。因此，香港會計師公會於二○○四年十二月三十一日時已於所有重大方面將《香港財務滙報準則》與《國際財務滙報準則》的要求接軌。

於二○○五年，本集團採納所有與其業務有關的《香港財務滙報準則》。適用的《香港財務滙報準則》載列如下：

《香港會計準則》第一號	財務報表的呈列
《香港會計準則》第二號	存貨
《香港會計準則》第七號	現金流量表
《香港會計準則》第八號	會計政策、會計估計的變更以及差錯
《香港會計準則》第十號	資產負債表日以後事項
《香港會計準則》第十二號	所得稅
《香港會計準則》第十四號	分部報告
《香港會計準則》第十六號	物業、廠房及設備
《香港會計準則》第十七號	租賃
《香港會計準則》第十八號	收入
《香港會計準則》第十九號	僱員福利
《香港會計準則》第二十一號	外幣匯率變動的影響
《香港會計準則》第二十三號	借款費用
《香港會計準則》第二十四號	關聯方披露
《香港會計準則》第二十七號	綜合及獨立財務報表
《香港會計準則》第二十八號	於聯營公司的投資
《香港會計準則》第三十二號	金融票據：披露及呈列
《香港會計準則》第三十三號	每股盈利
《香港會計準則》第三十四號	中期財務報告
《香港會計準則》第三十六號	資產耗蝕
《香港會計準則》第三十七號	撥備、或然負債及或然資產
《香港會計準則》第三十八號	無形資產
《香港會計準則》第三十九號	金融票據：確認及計量
《香港財務滙報準則》第二號	以股份支付的支出
《香港財務滙報準則》第三號	業務合併
《香港會計準則》詮釋第十五號	營運租約－優惠
《香港會計準則》詮釋第二十一號	所得稅－收回經重估的不可折舊資產

採納《香港會計準則》第一、二、七、八、十、十二、十四、十六、十八、十九、二十一、二十三、二十四、二十七、二十八、三十三、三十四、三十七號、《香港會計準則》詮釋第十五及二十一號對本集團會計政策並無帶來重大改變，概括而言：

- 《香港會計準則》第一號影響綜合資產負債表的若干呈列。

- 《香港會計準則》第八、十六、二十一及二十八號對賬目中若干資料披露有所影響。

- 《香港會計準則》第二、七、十、十二、十四、十七、十八、十九、二十三、二十七、三十三、三十四、三十七號、《香港會計準則》詮釋第十五及二十一號則沒有任何影響，因為本集團的會計政策已經符合有關標準。

- 《香港會計準則》第二十四號對關連方的辨識以及關連方交易的披露有所影響。

採納《香港財務滙報準則》第二號後，其有關僱員購股權的會計政策有所改變。此前，向僱員提供購股權並不會產生損益表支出；而採納《香港財務滙報準則》第二號後，購股權於授出日期的公平值須於有關的權益期內攤銷，攤銷支出從損益表中扣除。

採納《香港財務滙報準則》第三號、《香港會計準則》第三十六及三十八號後，其有關商譽的會計政策有所改變。此前，商譽的處理如下：

- 按不超過十年的期間按直線法攤銷；及

- 於每個資產負債表日評核有否耗蝕。

根據《香港財務滙報準則》第三號的規定：

- 本集團自二○○五年一月一日起停止攤銷商譽；

- 截至二○○四年十二月三十一日止年度起，每年測試商譽有否耗蝕，此外亦在有跡象顯示出現耗蝕時進行測試。

採納《香港會計準則》第三十二及三十九號後，其有關確認、計量、不再確認及披露金融票據的會計政策有所改變。在二○○四年十二月三十一日之前，本集團的投資分類為非買賣證券及買賣證券，按公平值列於資產負債表。

根據《香港會計準則》第三十九號條文，投資項目乃分類為可供出售財務資產、按公平值列賬及在損益表處理的財務資產、貸款及應收款項（包括銀行存款以及現金及現金等值項目）。投資項目是按其持有的目的而分類。

會計政策上所有有關變動全部是根據各相關標準而作出，而不適合就過往期間的比較數字進行追溯處理，惟根據《香港會計準則》第三十九號於二○○四年十二月三十一日將所有投資重新劃分為可供出售財務資產除外。

編製該等賬目時採用的會計政策及計算方法與編製截至二○○四年十二月三十一日止十八個月的賬目所用者一致。

2. 分類資料

按業務劃分

本集團主要業務分為以下三類：

- 數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售；

— 提供數碼影像處理管理解決方案；及

— 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。

各業務分類之間並無進行重大銷售或其他交易。

	六個月期間				截至二〇〇四年六月三十日止六個月			
	數據網絡系統設計、銷售與開發、提供相關工程服務以及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團	數據網絡系統設計、銷售與開發、提供相關工程服務以及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	145,372	2,253	32,385	180,010	184,763	5,735	–	190,498
分類業績	(10,124)	(7,124)	(2,484)	(19,732)	20,417	(5,037)	–	15,380
未分配收入				7,087				3,666
未分配開支				(6,426)				(15,241)
經營(虧損)／溢利				(19,071)				3,805
萬佳訊獨立上市的視作出售收益				–				10,769
財務成本				(3,479)				(816)
應佔聯營公司(虧損)／溢利				(628)				36
除稅前(虧損)／溢利				(23,178)				13,794
稅項				–				2
除稅後(虧損)／溢利				(23,178)				13,796
少數股東權益				3,737				3,736
股東應佔(虧損)／溢利				(19,441)				17,532
	於二〇〇五年六月三十日				於二〇〇四年十二月三十一日			
分類資產	460,992	35,810	32,537	529,339	373,725	19,124	112,826	505,675
於聯營公司的投資				1,012				1,630
未分配資產				74,400				77,865
總資產				604,751				585,170
分類負債	221,744	27,908	58,183	307,835	172,133	4,879	70,814	247,826
未分配負債				144,899				164,631
總負債				452,734				412,457

		六個月期間				截至於二〇〇四年六月三十日止六個月		
資本開支	828	539	1,782	3,149	6,052	1,489	–	7,541
折舊	2,516	274	1,370	4,160	1,988	439	–	2,427
攤銷	–	107	–	107	662	39	–	701

3. **萬佳訊獨立上市的視作出售收益**

於二〇〇四年一月十九日，透過發行新萬佳訊股份，萬佳訊股份於創業板上市及買賣。因此，本公司於萬佳訊的股權攤薄至61.05%，是次視作出售事項產生收益約10,769,000港元。

4. **折舊、攤銷及貨品銷售成本**

於六個月期間，本集團的固定資產的折舊為4,160,000港元(截至二〇〇四年六月三十日止六個月：2,427,000港元)，並就本集團的研發成本錄得攤銷開支107,000港元(截至二〇〇四年六月三十日止六個月：701,000港元)。於六個月期間，貨品銷售成本為111,598,000港元(截至二〇〇四年六月三十日止六個月：141,280,000港元)。

5. **稅項**

六個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅。海外溢利稅項按六個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

6. **股息**

	三個月期間 千港元	截至二〇〇四年六月三十日止三個月 千港元	六個月期間 千港元	截至二〇〇四年六月三十日止六個月 千港元
截至二〇〇四年十二月三十一日止十八個月的已付特別中期股息(附註甲)	–	–	–	3,344
二〇〇五年已付的中期股息，每股股份零港元(截至二〇〇四年十二月三十一日止十八個月：0.005港元)(附註乙)	–	–	–	3,069
	–	–	–	6,413

附註：

(甲) 於二〇〇三年十二月十九日，作為萬佳訊獨立上市計劃的一部份，董事會批准派付特別中期股息，方法為將合共13,375,000股萬佳訊股份實物分派予股東，每持有46股股份可獲發1股萬佳訊股份。

(乙) 於二〇〇四年二月十三日，董事會批准向於二〇〇四年三月五日名列股東名冊的股東派付中期股息每股0.005港元。

(丙) 董事會不建議就六個月期間派付任何股息。

7. 每股(虧損)／盈利

每股基本虧損是按股東應佔虧損19,441,000港元(截至二○○四年六月三十日止六個月：溢利17,532,000港元)及六個月期間的已發行股份的加權平均數613,819,000股(截至二○○四年六月三十日止六個月：613,819,000股)計算。

由於行使本公司未行使的購股權將導致反攤薄作用，故並無呈列六個月期間及截至二○○四年六月三十日止六個月內每股股份攤薄盈利。

8. 應收貿易賬項及票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。於二○○五年六月三十日，應收貿易賬項及票據的賬齡分析如下：

	於二○○五年 六月三十日 千港元	於二○○四年 十二月三十一日 千港元
三個月以下	73,376	143,579
四至六個月	22,866	20,544
七至十二個月	40,306	23,718
十二個月以上	90,222	77,398
	226,770	265,239
減：撥備	(84,879)	(86,703)
	141,891	178,536

9. 應付貿易賬項及票據

於二○○五年六月三十日，應付貿易賬項及票據的賬齡分析如下：

	於二○○五年 六月三十日 千港元	於二○○四年 十二月三十一日 千港元
三個月以下	79,195	76,012
四至六個月	10,321	13,645
七至十二個月	20,024	6,961
十二個月以上	7,317	18,779
	116,857	115,397

10. 儲備

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	累積虧損	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇五年一月一日	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
重估可供出售財務資產盈餘	–	–	1,312	–	–	–	–	1,312
海外附屬公司及聯營公司折算賬目產生的差額	–	–	–	–	(2,566)	–	–	(2,566)
股東應佔虧損	–	–	–	–	–	–	(19,441)	(19,441)
於二〇〇五年六月三十日	97,676	702	6,627	35,549	468	49	(50,436)	90,635

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇四年一月一日	97,676	702	4,182	37,483	59	49	146,054	286,205
重估可供出售財務資產盈餘	–	–	3,909	–	–	–	–	3,909
集團重組	–	–	–	3,555	–	–	–	3,555
海外附屬公司及聯營公司折算賬目產生的差額	–	–	–	–	5	–	–	5
股東應佔溢利	–	–	–	–	–	–	17,532	17,532
截至二〇〇四年十二月三十一日止十八個月已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
於二〇〇四年六月三十日	97,676	702	8,091	41,038	64	49	160,517	308,137

11. **關連人士交易**

按本集團日常業務進行的重大關連人士交易如下：

	三個月期間 千港元	截至二〇〇四年六月三十日止三個月 千港元	六個月期間 千港元	截至二〇〇四年六月三十日止六個月 千港元
向關連公司銷售貨品(附註(甲))	—	—	—	15
應付董事的租金費用(附註(乙))	195	192	390	768
應收關連公司的管理費(附註(丙))	769	—	1,538	—
應付關連公司的租金費用(附註(丁))	185	—	370	—
應付關連公司的管理費(附註(戊))	166	—	332	—
向若干附屬公司一名董事銷售貨品(附註(己))	—	—	2	—

附註：

(甲)多間附屬公司與董事José Manuel dos Santos擁有的公司買賣貨品。

(乙)(一)本集團獲José Manuel dos Santos所擁有公司批准使用其澳門辦公室單位，而José Manuel dos Santos已豁免向本集團收取租金款項。本集團亦獲許可自二〇〇四年九月一日起使用José Manuel dos Santos的另一個單位作為員工宿舍，同樣獲豁免繳付租金款項。

(二)此外，本集團亦向José Manuel dos Santos或其擁有之公司租賃香港倉庫、另一個澳門辦公室單位及其廣州辦公室單位，月租分別為30,000港元、9,000港元及約人民幣28,000元(約26,000港元)。

(丙)本集團向一間附屬公司少數股東擁有的公司提供管理服務。

(丁)一間附屬公司與另一間附屬公司少數股東擁有的公司訂立租賃協議以租賃辦公室，租期自二〇〇四年七月一日起計，為期五年，月租為約6,000歐元(約56,000港元)。該租約乃按一般商業條款訂立。

(戊)一間附屬公司獲多間附屬公司一名董事擁有的公司提供管理服務。

(已)若干附屬公司的一名董事向一間附屬公司買貨。

(庚)於二〇〇五年六月三十日，本集團向下列聯營公司給予無抵押墊款：

	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元
VCTHL(附註)	3,164	3,164

附註：

給予VCTHL的墊款乃無抵押、免息及並無固定還款期。VCTHL其他股東(第三者)亦按其大於VCTHL的股本權益比例給予VCTHL墊款。給予VCTHL的墊款已全數作出撥備。

董事認為，上文附註(甲)、(乙)(二)、(丙)、(丁)、(戊)及(巳)所述的交易乃在本集團一般及日常業務過程中按正常商業條款公平磋商後訂立及進行，屬公平與合理及符合股東的整體利益。

董事認為，上文附註(乙)(一)所述的交易乃按優於本集團所獲一般商業條款的條款訂立，屬公平與合理及符合股東的整體利益。

企業管治聲明

本公司於整個六個月期間一直遵守《創業板上市規則》附錄十五所載的《企業管治常規守則》的規定。

遵守《創業板上市規則》第5.48至5.67條

本公司已採納《創業板上市規則》第5.48至5.67條。經本公司特別查詢後，全體董事已確認，彼等於整個六個月期間一直遵守《創業板上市規則》第5.48至5.67條的規定。

管理層討論與分析

重大收購及出售事項

除行使流動電訊網絡(控股)有限公司過去發行的1,200,000港元可換股債券，轉換為15,384,615股新股份外，本集團於六個月期間並無重大收購及出售事項。流動電訊網絡(控股)有限公司為於開曼群島註冊成立的有限公司，其股本中每股面值0.01美元的股份於創業板上市。

資本承擔及重大投資

於二〇〇五年六月三十日，本集團概無任何重大資本承擔及重大投資。

僱員資料

於二〇〇五年六月三十日，本集團於澳門、香港、中國內地及歐洲的僱員有252名。全體僱員的酬金總額達27,112,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司與萬佳訊採納不同的購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。

本集團亦為技術及市場推廣僱員提供多項內部及外部培訓計劃及技術介紹，以提升其整體質素，讓彼等繼續緊貼最新行業及技術發展。

集團資產的抵押

於二〇〇五年六月三十日，本集團並無任何集團資產的抵押。

重大投資或資本資產的未來計劃詳情

本集團現正評估與中國內地一間互聯網內容供應商的合作安排，是項安排可讓歐洲公司進入中國內地市場的互動語音回覆系統及短訊業務，並增加中國內地與歐洲之間的交叉銷售機會。

外滙風險

本集團主要以港元、澳門元、美元、歐元及人民幣賺取收益及產生成本。董事認為，本集團的外滙風險的影響屬微不足道。

或然負債

於二〇〇五年六月三十日，本集團概無任何或然負債。

業務回顧

一如所料，在中國內地興建數據網絡基礎設施的經營環境仍然呆滯，對本集團的邊際溢利繼續構成考驗及壓力。然而，於三個月期間，本集團完成與廣東中國電信、浙江中國電信及深圳中國電信訂立的合約，亦已成功從北京中國電信、上海中國電信及重慶中國電信等多家電信服務供應商中取得合約。

於三個月期間，由泰思通開發的操作支援系統繼續備受好評，並成功奪得新疆中國電信及廣東中國電信的項目合約，將其原有的泰思通操作支援系統分別升級至第二期及第三期。上述升級項目的總值約達4,700,000港元。

另一方面，澳門依然為本集團帶來無數商機，特別是澳門政府及博彩經營商現正對基礎設施項目進行龐大投資。至於在應屆東亞運動會方面，於三個月期間，本集團除了取得興建網絡基礎設施的合約外，亦成功爭取其他合約，包括一項為東亞運動會建立數據中心、價值約43,424,000港元的合約，以及另一項透過萬佳訊取得而價值約為19,600,000港元的合約，內容為提供招待系統、系統整合及項目管理服務。東亞運動會將於二〇〇五年十月揭幕，而現時本集團為澳門保安部隊裝設 TETRA系統亦已接近完成階段，令這套保安系統可在東亞運動會期間投入運作。

為了把握博彩經營商及酒店營運商帶來的商機，愛達利控股與萬佳訊已合作競投多個項目，藉此為上述博彩經營商提供全套及支援方案。愛達利控股將會繼續提供結構電纜、網絡及監視設備等基礎建設系統，而萬佳訊將會專責提供一系列特低電壓系統，包括閉路電視、公共自動電話交換系統、電纜、公共地址、存取管制等。

於三個月期間，西班牙公司遷往新辦公室，可節省月租成本。西班牙公司憑藉優秀的技術及可靠的服務，成功取得西班牙其中一間主要電視台的項目，推出以五輛汽車為獎品的全國電話競猜遊戲，使用本公司平台的用量超過400,000分鐘。在西班牙，西班牙公司是提供電話競猜服務(特別是電視台方面)經驗最豐富的公司之一。西班牙公司現時乃唯一一間同時為西班牙三大電視台提供電話競猜服務的公司。

歐洲公司亦成功為荷蘭一間大型博彩公司完成六個月的試驗計劃，現正進行深入討論於未來推出計劃。此外，歐洲公司亦於網站提供中文內容，使內容更多元化，以吸引歐洲的華裔人士。

於三個月期間，為進一步利用本身的市場經驗、在個別市場的地位及雄厚的技術能力，歐洲公司一直積極物色機會與芬蘭共和國、大不列顛及北愛爾蘭聯合王國、法蘭西共和國及荷蘭的內容供應商及應用程式開發商合作，為德意志聯邦共和國、荷蘭及西班牙市場開發新應用程式及服務。歐洲公司亦確認將進軍中國內地市場的互動語音回覆系統及短訊業務，以擴大地域覆蓋及增加交叉銷售的機會。歐洲公司現正與一間中國互聯網內容供應商磋商合作安排。

營業額及盈利能力

於三個月期間及六個月期間，中國內地有關興建數據網絡基建的業務放緩，對本集團的營業額造成不利影響。然而，於綜合歐洲公司及澳中通訊設備有限公司(於澳門註冊成立的有限公司，並為本公司的間接全資附屬公司)的業績後，三個月期間的營業額較截止二○○四年六月三十日止同期上升40.76%，而六個月期間的營業額則較同期輕微下跌5.51%。儘管本集團已取得多份澳門政府及博彩經營商的合約，但此等項目仍處興建階段，故於三個月期間只確認此等項目的一部份營業額。

由於競爭越趨激烈，中國內地數據網絡基建項目的利潤受壓，加上流動電話買賣的利潤減少，三個月期間的毛利為12,439,000港元，較截至二○○四年六月三十日止同期的毛利16,509,000港元下跌24.65%。

於綜合萬佳訊及歐洲公司的經營業績後，於六個月期間的銷售及行政開支由33,784,000港元大幅增加至59,269,000港元。連同澳門項目只有部份確認的營業額及溢利，本集團於六個月期間錄得虧損淨額19,441,000港元。

資本架構、流動資金及財務資源

儘管於六個月期間錄得虧損淨額，然而，本集團於二〇〇五年六月三十日繼續維持穩健的資本架構，手頭現金達199,426,000港元，此金額已計入就二〇〇五年三月期間的有期貸款15,000,000美元(約116,700,000港元)所作的第一期還款3,750,000美元(約29,175,000港元)。於二〇〇五年六月三十日，儘管借貸總額共達165,119,000港元，資產負債比率(借貸總額／股東權益)為108.6%，本集團仍有現金淨值(現金結餘加5,000,000美元(約38,900,000港元)特惠收益債券減短期及長期貸款)約73,200,000港元。

存貨水平由47,592,000港元增加至75,387,000港元，增長主要由於於二〇〇五年六月底期間接獲澳門保安部隊項目的設備。此外，本集團繼續就應收款項實施嚴謹的收賬控制政策。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年六月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目(附註八)	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人(附註一)	293,388,000	–	47.80%
	好倉	個人(附註二)	–	600,000	0.10%
	淡倉	公司權益(附註三)	–	13,384,000	2.18%
嚴康	好倉	個人(附註四)	7,357,500	900,000	1.35%
關鍵文	好倉	個人(附註五)	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人(附註六)	2,452,000	900,000	0.55%
馮祈裕	好倉	個人(附註七)	210,000	–	0.03%

附註：

(一) 於二〇〇五年六月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos(作為Santos家族信託的信託人)全資擁有的公司LRL持有。

(二) José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(三) 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇五年六月三十日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於13,384,000股相關股份中擁有淡倉。

(四) 嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(五) 關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(六) 羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(七) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

(八) 於二〇〇五年一月一日，各董事持有的購股權數目相同。有關購股權乃於二〇〇三年六月三十日授出並可於二〇〇三年六月三十日至二〇〇六年六月二十九日期間按每股0.42港元行使。

主要股東於股份及相關股份中的權益及淡倉

於二〇〇五年六月三十日，根據《證券及期貨條例》第三百三十六條記入該條規定存置的登記冊內，於股份或相關股份擁有權益或淡倉的人士(不包括董事或行政總裁)如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	13,384,000	2.18%
LRL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	13,384,000	2.18%
李漢健(附註3)	好倉	家族權益	293,988,000	—	47.89%
	淡倉	公司權益	—	13,384,000	2.18%

附註：

(一) 於二〇〇五年六月三十日，該等股份是以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(二) 本公司根據購股權計劃授出購股權。由於ERL及LRL於二〇〇五年六月三十日均於本公司擁有逾三分之一已發行股本的權益，故彼等被視為於13,384,000股相關股份中擁有淡倉。

(三) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

與控股股東特定履約有關的有契諾協議

貸款的本金額為15,000,000美元(約116,700,000港元)，由愛達利控股分四期每期3,750,000美元(約29,175,000港元)每半年償還一次，即分別於二〇〇五年三月及九月，以及二〇〇六年三月及九月到期。第一期還款已於二〇〇五年三月支付，故二〇〇五年六月三十日尚未償還的本金額為11,250,000美元(約87,525,000港元)。

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起，連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明，根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息加1.35厘。

根據《創業板上市規則》，倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件，而違反該責任將就貸款引致失責，而有關失責對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利控股向各貸款人承諾，彼等須各自確保：

(一) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及

(二) 在未經貸款人，而當中參與者佔貸款逾66²/₃%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾66²/₃%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應《創業板上市規則》第17.20條的規定而發表。

競爭權益

董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層或一組人士概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

購買、出售或贖回證券

於六個月期間，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於六個月期間購買或出售任何股份。

釋義

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股與貸款人就一項達15,000,000美元(約116,700,000港元)的定期貸款融資所訂立並於二○○三年九月二十六日起生效的貸款融資協議
「相聯法團」	指	(甲) 身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 (乙) 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	獲董事會直接授權，單獨或夥拍其他一位或多位人士負責或將負責本公司業務經營的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權於本公司股東大會上行使或控制行使30%(或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務監察委員會所批准《公司收購及合併守則》不時規定的有關數額，並根據《證券及期貨條例》(經不時修訂)第三條繼續存在而引致須提出強制性全面收購建議)或以上投票權或有權控制董事會大多數成員組成的人士或多位人士
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬處女群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「澳門保安部隊」	指	澳門政府保安部隊事務局

「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「擔保」	指	本公司於二〇〇三年九月二十六日就愛達利控股根據協議的債務以貸款人為受益人而簽署的擔保及彌償保證契據
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《香港財務滙報準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的所有《香港會計準則》及《香港財務滙報準則》的詮釋
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》及香港會計師公會)
「《國際財務滙報準則》」	指	由國際會計準則委員會通過的一套財務滙報準則及釋義，包括其前身即國際會計準則委員會不時刊發的所有《國際會計準則》及詮釋
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及代理行
「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門商業銀行)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板

「中國內地」	指	中國(香港、澳門和台灣地區除外)
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,為本公司的間接附屬公司,其股本中每股面值0.01港元的股份於創業板上市
「中國」	指	中華人民共和國(不適用於中國工商銀行(亞洲)有限公司)
「人民幣」	指	中國內地法定貨幣人民幣
「Santos家族信託」	指	José Manuel dos Santos的家族成員為信託受益人的現有信託,其資產包括本公司已發行股本47.80%的控股股權
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「股份」	指	本公司股本中每股面值0.10港元的股份
「六個月期間」	指	截至二○○五年六月三十日止六個月
「西班牙」	指	西班牙王國
「主要股東」	指	就公司而言,指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「西班牙公司」	指	Servicios Telefónicos de Audiotex SA,於西班牙註冊成立的有限公司,並為本公司的間接附屬公司
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭註冊成立的有限公司,為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二○○五年六月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司,於中國註冊成立的有限公司,為本公司的間接附屬公司
「美元」	指	美利堅合眾國法定貨幣美元

「VCTHL」	指	Vodatel Crossland Technology Holdings Limited，於英屬處女群島註冊成立的有限公司，為本公司的聯營公司
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島註冊成立的有限公司，為本公司的直接全資附屬公司
「歐元」	指	歐洲聯盟的法定貨幣歐元

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年八月十二日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本公佈(各董事願共同及個別對此負全責)乃遵照《創業板證券規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本公佈所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何其他事實致使本公佈所載任何內容產生誤導；及三、本公佈內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Update on disclosure pursuant to rule 17.21

Reference is made to the Rule 17.21 Announcement. The Company announces that the Company and the Lenders have reached agreement and the technical breaches of certain financial covenants under the Guarantee have been waived by the Lenders.

Reference is made to the Rule 17.21 Announcement. In this announcement, unless the content otherwise requires, terms used herein have the same meaning as terms defined in the Rule 17.21 Announcement. The Rule 17.21 Announcement sets out certain technical breaches of certain financial covenants under the Guarantee.

The Company announces that the Company and the Lenders have reached agreement and the technical breaches referred to above have been waived by the Lenders. The Company and the Lenders have agreed on new financial covenants under the Guarantee.

As at the date of this announcement, the outstanding principal amount of the loan is US$11,250,000 (approximately HK$87,525,000) and the repayment date remains the same. As referred to in the announcement of the Company dated 26th September, 2003, the Santos' Family Trust remains under an obligation to (i) maintain at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and (ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the requisite Lenders (such consent not to be unreasonably withheld or delayed).

DEFINITIONS

"Rule 17.21 Announcement"	the announcement "Disclosure pursuant to rule 17.21" of the Company dated 14th April, 2005
"Santos' Family Trust"	the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 4th August, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

更新根據第17.21條作出披露

謹此提述第17.21條公告。本公司宣佈，本公司已與貸款人達成協議，而貸款人亦已豁免擔保項下的若干財務契諾的技術上違反事項。

謹此提述第17.21條公告。於本公告內，除文義另有所指外，本公告所採用的詞彙與第17.21條公告所界定者具相同涵義。第17.21條公告載有擔保項下的若干財務契諾的技術上違反事項。

本公司宣佈，本公司已與貸款人達成協議，而貸款人亦已豁免上述技術上違反事項。本公司與貸款人均同意訂立新的擔保項下的財務契諾。

於本公告刊登日期，該筆貸款未償還本金額為11,250,000美元(約87,525,000港元)，還款日期維持不變。誠如本公司於二〇〇三年九月二十六日刊登的公告所述，Santos家族信託須履行下列責任：(一)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及(二)在未經有關貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

釋義

「第17.21條公告」	指	本公司於二〇〇五年四月十四日刊登的公告「根據第17.21條作出披露」
「Santos家族信託」	指	José Manuel dos Santos的家族成員為信託受益人的現有信託，其資產包括本公司已發行股本47.80%的控股股權

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年八月四日

執行董事：	獨立非執行董事：
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件（各董事願共同及個別對此負全責）乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, the Macao Special Administrative Region of the PRC on 12th August, 2005 at 4:00 p.m. for the following purposes:

1 To consider and approve the Interim Results and approve the draft announcement of the Interim Results to be published on the GEM Website, the website of the Company and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the register of Members, if necessary; and

4 To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)

"Interim Results"	the unaudited consolidated results of the Company and its subsidiaries for the six months ended 30th June, 2005
"Member(s)"	holder(s) of the share(s) of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 27th July, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇五年八月十二日下午四時正假座中國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一　考慮及通過中期業績，並通過將中期業績公佈草案刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二　考慮派付中期股息(如有)；

三　考慮暫停辦理股份過戶登記手續(倘有需要)；及

四　處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「中期業績」	指	本公司及各附屬公司截至二〇〇五年六月三十日止六個月之未經審核綜合業績

「股份」	指	本公司股本中每股面值0.10港元的股份
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年七月二十七日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

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* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

INTERIM REPORT

2005

* *For identification purpose only*

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND SIX-MONTH PERIOD

- Turnover for the Six-Month Period amounted to HK$180,010,000 with net loss of HK$19,441,000
- Business from the construction of data networking infrastructure in Mainland China continued to pose challenges to the Group
- TSTSH continued to secure steady contracts from telecommunications service providers in Mainland China.
- Business prospects from Macao remained strong with further contracts from the East Asian Games secured during the Six-Month Period
- VHL partnered with MIHL to provide a total and complementary solution in the bidding of projects from the Government of Macao and gaming operators
- STASA became the only company to provide Call&Win services to all the three major television stations in Spain
- TCM successfully completed the trial program for a major lottery company in the Netherlands
- The Board does not recommend payment of a dividend for the Six-Month Period

INTERIM RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Three-Month Period (unaudited) HK$'000	Three months ended 30th June, 2004 (unaudited) HK$'000	Six-Month Period (unaudited) HK$'000	Six months ended 30th June, 2004 (unaudited) HK$'000
Turnover	2	**99,449**	70,651	**180,010**	190,498
Cost of sales		**(87,010)**	(54,142)	**(146,899)**	(156,575)
Gross profit		**12,439**	16,509	**33,111**	33,923
Other revenues		**4,279**	1,362	**7,087**	3,666
Selling and administrative expenses		**(31,611)**	(15,938)	**(59,269)**	(33,784)
Operating (loss)/profit		**(14,893)**	1,933	**(19,071)**	3,805
Deemed disposal gain from separate listing of MIHL	3	**–**	–	**–**	10,769
Finance costs		**(1,685)**	(799)	**(3,479)**	(816)
Share of (losses)/profits of associated companies		**(501)**	(201)	**(628)**	36
(Loss)/profit before taxation		**(17,079)**	933	**(23,178)**	13,794
Taxation	5	**–**	332	**–**	2
(Loss)/profit after taxation		**(17,079)**	1,265	**(23,178)**	13,796
Minority interests		**2,748**	3,086	**3,737**	3,736
(Loss)/profit attributable to Members		**(14,331)**	4,351	**(19,441)**	17,532
Dividends	6	**–**	–	**–**	6,413
(Loss)/earnings per Share (HK cents)	7				
— Basic		**(2.33)**	0.71	**(3.17)**	2.86
— Diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable

CONSOLIDATED BALANCE SHEET

	Notes	As at 30th June, 2005 (unaudited) HK$'000	As at 31st December, 2004 HK$'000
Non-current assets			
Intangible assets		**59,738**	67,898
Fixed assets		**14,539**	15,655
Investments in associated companies		**1,012**	1,630
Available-for-sale financial assets		**71,867**	72,450
Current assets			
Inventories		**75,387**	47,592
Taxation prepaid		**80**	80
Trade and bills receivables	8	**141,891**	178,536
Other receivables, deposits and prepayments		**40,811**	32,499
Bank balances and cash		**199,426**	168,830
		457,595	427,537
Current liabilities			
Trade and bills payables	9	**116,857**	115,397
Other payables and accruals		**119,399**	84,426
Taxation payable		**52,108**	53,490
Short-term loans, unsecured		**126,840**	132,198
		415,204	385,511
Net current assets		**42,391**	42,026
Total assets less current liabilities		**189,547**	199,659
Financed by:			
Share capital		**61,382**	61,382
Reserves	10	**90,635**	111,331
Members' funds		**152,017**	172,713
Minority interests		**8,355**	12,092
Long-term loan		**29,175**	14,854
		189,547	199,659

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six-Month Period (unaudited) HK$'000	Six months ended 30th June, 2004 (unaudited) HK$'000
Total equity at the beginning of the Six-Month Period/previous period	**172,712**	347,588
Surplus on revaluation of available-for-sale financial assets	**1,312**	3,909
Group reorganisation	**–**	3,555
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	**(2,566)**	5
Net gains and losses not recognised in the consolidated profit and loss account	**(1,254)**	7,469
	171,458	355,057
(Loss)/profit for the Six-Month Period/previous period	**(19,441)**	17,532
Eighteen months ended 31st December, 2004 interim dividend paid	**–**	(3,069)
Total equity at the end of the Six-Month Period/previous period	**152,017**	369,520

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six-Month Period (unaudited) HK$'000	Six months ended 30th June, 2004 (unaudited) HK$'000
Net cash inflow/(outflow) from operating activities	**25,019**	(3,695)
Net cash (outflow)/inflow from investing activities	**(3,149)**	4,641
Net cash inflow from financing	**8,963**	104,503
Increase in cash and cash equivalents	**30,833**	105,449
Cash and cash equivalents at the beginning of the Six-Month Period/previous period	**168,593**	103,637
Cash and cash equivalents at the end of the Six-Month Period/previous period	**199,426**	209,086
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**199,426**	209,086

NOTES:

1. **Basis of preparation and accounting policies**

These unaudited condensed consolidated accounts were prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

These unaudited condensed consolidated accounts should be read in conjunction with the accounts for the eighteen months ended 31st December, 2004.

The HKICPA undertook to converge by 1st January, 2005 all HKFRS with IFRS issued by the IASB. As a result, the HKICPA aligned HKFRS with the requirements of IFRS in all material respects as at 31st December, 2004.

In 2005, the Group adopted all HKFRS pertinent to its operations. The applicable HKFRS are set out below:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKAS-INT 15	Operating Leases — Incentives
HKAS-INT 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets

The adoption of HKAS 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 28, 33, 34, 37, HKAS-INT 15 and 21 did not result in substantial changes to the accounting policies of the Group. In summary:

— HKAS 1 affected certain presentation in the consolidated balance sheet.

— HKAS 8, 16, 21 and 28 affected certain disclosure of the accounts.

— HKAS 2, 7, 10, 12, 14, 17, 18, 19, 23, 27, 33, 34, 37, HKAS INT-15 and 21 did not have any impact as the accounting policies of the Group already complied with the standards.

— HKAS 24 affected the identification of related parties and the disclosure of related party transactions.

The early adoption of HKFRS 2 would result in a change in accounting policy for employee share options. Prior to this, the provision of share options to employees did not result in a charge to the profit and loss account. Following the adoption of HKFRS 2, the fair value of share options at grant date was amortised over the relevant vesting periods to the profit and loss account.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in a change in the accounting policy for goodwill. Prior to this, goodwill was:

— amortised on a straight-line basis over a period of not exceeding ten years; and

— assessed for impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

— the Group ceased amortisation of goodwill from 1st January, 2005;

— from the year ended 31st December, 2004 onwards, goodwill was tested annually for impairment, as well as when there are indications of impairment.

The adoption of HKAS 32 and HKAS 39 resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Until 31st December, 2004, investments of the Group were classified into non-trading securities and trading securities, and were stated in the balance sheet at fair value.

In accordance with the provisions of HKAS 39, the investments were classified into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables (which include bank deposits and cash and cash equivalents). The classification depends on the purpose for which the investments were held.

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards, which retrospective application was not applicable to prior period comparatives other than HKAS 39 redesignating all investments into available-for-sale financial assets on 31st December, 2004.

The accounting policies and methods of computation used in the preparation of these accounts were consistent with those used in the accounts for the eighteen months ended 31st December, 2004.

2. **Segment information**

Business segments

The Group was organised into three main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods;

— Provision of digital image processing management solutions; and

— Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

There are no significant sales or other transactions between the business segments.

	Six-Month Period				Six months ended 30th June, 2004			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Group HK$'000	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Group HK$'000
Turnover	145,372	2,253	32,385	180,010	184,763	5,735	–	190,498
Segment results	(10,124)	(7,124)	(2,484)	(19,732)	20,417	(5,037)	–	15,380
Unallocated income				7,087				3,666
Unallocated cost				(6,426)				(15,241)
Operating (loss)/profit				(19,071)				3,805
Deemed disposal gain from separate listing of MIHL				–				10,769
Finance costs				(3,479)				(816)
Share of (losses)/profits of associated companies				(628)				36
(Loss)/profit before taxation				(23,178)				13,794
Taxation				–				2
(Loss)/profit after taxation				(23,178)				13,796
Minority interests				3,737				3,736
(Loss)/profit attributable to Members				(19,441)				17,532
	As at 30th June, 2005				As at 31st December, 2004			
Segment assets	460,992	35,810	32,537	529,339	373,725	19,124	112,826	505,675
Investments in associated companies				1,012				1,630
Unallocated assets				74,400				77,865
Total assets				604,751				585,170
Segment liabilities	221,744	27,908	58,183	307,835	172,133	4,879	70,814	247,826
Unallocated liabilities				144,899				164,631
Total liabilities				452,734				412,457
	Six-Month Period				Six months ended 30th June, 2004			
Capital expenditure	828	539	1,782	3,149	6,052	1,489	–	7,541
Depreciation	2,516	274	1,370	4,160	1,988	439	–	2,427
Amortisation	–	107	–	107	662	39	–	701

3. **Deemed disposal gain for separate listing of MIHL**

On 19th January, 2004, Shares of MIHL were listed and traded on GEM by the issue of new Shares of MIHL. As a result, the shareholding of the Company in MIHL had been diluted to 61.05%, which resulted in a gain of approximately HK$10,769,000 arising from this deemed disposal.

4. **Depreciation, amortisation and cost of goods sold**

During the Six-Month Period, depreciation of HK$4,160,000 (six months ended 30th June, 2004: HK$2,427,000) was charged in respect of the fixed assets of the Group, and amortisation of HK$107,000 (six months ended 30th June, 2004: HK$701,000) was charged in respect of the research and development cost of the Group. The cost of goods sold for the Six-Month Period was HK$111,598,000 (six months ended 30th June, 2004: HK$141,280,000).

5. **Taxation**

Hong Kong profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Six-Month Period. Taxation on overseas profit had been calculated on the estimated assessable profit for the Six-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

6. **Dividends**

	Three-Month Period HK$'000	Three months ended 30th June, 2004 HK$'000	**Six-Month Period HK$'000**	Six months ended 30th June, 2004 HK$'000
Special interim, paid for the eighteen months ended 31st December, 2004 (Note (a))	–	–	–	3,344
Interim, paid for 2005, of HK$Nil (eighteen months ended 31st December, 2004: HK$0.005) per Share (Note (b))	–	–	–	3,069
	–	–	–	6,413

Notes:

(a) On 19th December, 2003, the Board approved the payment of a special interim dividend as part of the proposal for the separate listing of MIHL by way of a distribution in specie in respect of an aggregate of 13,375,000 Shares of MIHL to Members, where every 46 Shares were entitled to 1 Share of MIHL.

(b) On 13th February, 2004, the Board approved an interim dividend of HK$0.005 per Share to Members whose names appear in the Register of Members on 5th March, 2004.

(c) The Directors do not recommend the payment of a dividend for the Six-Month Period.

7. **Loss/(earnings) per Share**

The calculation of basic loss per Share was based on the loss of the Group attributable to Members of HK$19,441,000 (six months ended 30th June, 2004: profit of HK$17,532,000) and the weighted average of 613,819,000 Shares (six months ended 30th June, 2004: 613,819,000 Shares) in issue during the Six-Month Period.

No diluted earnings per Shares for the Six-Month Period and the six months ended 30th June, 2004 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

8. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. Customers were generally required to pay at various intervals over the life of the projects. As at 30th June, 2005, the ageing analysis of the trade and bills receivables were as follows:

	As at 30th June, 2005 HK$'000	As at 31st December, 2004 HK$'000
Within three months	**73,376**	143,579
Four to six months	**22,866**	20,544
Seven to twelve months	**40,306**	23,718
Over twelve months	**90,222**	77,398
	226,770	265,239
Less: provision	**(84,879)**	(86,703)
	141,891	178,536

9. **Trade and bills payables**

As at 30th June, 2005, the ageing analysis of the trade and bills payables were as follows:

	As at 30th June, 2005 HK$'000	As at 31st December, 2004 HK$'000
Within three months	**79,195**	76,012
Four to six months	**10,321**	13,645
Seven to twelve months	**20,024**	6,961
Over twelve months	**7,317**	18,779
	116,857	115,397

10. **Reserves**

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1st January, 2005	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
Surplus on revaluation of available-for-sale financial assets	–	–	1,312	–	–	–	–	1,312
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	(2,566)	–	–	(2,566)
Loss attributable to Members	–	–	–	–	–	–	(19,441)	(19,441)
As at 30th June, 2005	97,676	702	6,627	35,549	468	49	(50,436)	90,635

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1st January, 2004	97,676	702	4,182	37,483	59	49	146,054	286,205
Surplus on revaluation of available-for-sale financial assets	–	–	3,909	–	–	–	–	3,909
Group reorganisation	–	–	–	3,555	–	–	–	3,555
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	5	–	–	5
Profit attributable to Members	–	–	–	–	–	–	17,532	17,532
Eighteen months ended 31st December, 2004 interim dividend paid	–	–	–	–	–	–	(3,069)	(3,069)
As at 30th June, 2004	97,676	702	8,091	41,038	64	49	160,517	308,137

11. Related party transactions

Significant related party transactions, which were carried out in the normal course of the business of the Group were as follows:

	Three-Month Period HK$'000	Three months ended 30th June, 2004 HK$'000	**Six-Month Period HK$'000**	Six months ended 30th June, 2004 HK$'000
Sale of goods to a related company (Note (a))	**–**	—	**–**	15
Rental charges payable to a Director (Note (b))	**195**	192	**390**	768
Management fee receivable from a related company (Note (c))	**769**	—	**1,538**	—
Rental charges payable to a related company (Note (d))	**185**	—	**370**	—
Management fee payable to a related company (Note (e))	**166**	—	**332**	—
Sale of goods to a director of certain subsidiaries (Note (f))	**–**	—	**2**	—

Notes:

(a) Various subsidiaries bought and sold goods to a company owned by José Manuel dos Santos, a Director.

(b) (i) The Group was permitted to use its Macao office premises from a company owned by José Manuel dos Santos who waived the Group rental payment. The Group also was permitted to use another premise of José Manuel dos Santos, who waived the rental payment, as staff quarter commencing 1st September, 2004.

(ii) In addition, the Group also leased the Hong Kong warehouse, another Macao office premises and its Guangzhou office premises from José Manuel dos Santos or a company owned by him at a monthly rental of HK$30,000, HK$9,000 and approximately RMB28,000 (approximately HK$26,000) respectively.

(c) The Group provided management services to a company owned by a minority shareholder of a subsidiary.

(d) A subsidiary entered into a lease agreement with a company owned by a minority shareholder of a subsidiary to lease office space for a period of five years commencing 1st July, 2004 at a monthly rental of approximately €6,000 (approximately HK$56,000). The lease was entered into on normal commercial terms.

(e) A subsidiary received management services from a company owned by a director of various subsidiaries.

(f) A director of certain subsidiaries bought goods from a subsidiary.

(g) As at 30th June, 2005, the Group had unsecured advances to the following associated company:

	As at 30th June, 2005 HK$'000	As at 31st December, 2004 HK$'000
VCTHL (Note)	**3,164**	3,164

Note:

The advance to VCTHL was unsecured, interest-free with no fixed terms of repayment. The other shareholder of VCTHL, a third party, had also advanced to VCTHL an amount exceeding the proportion of its share of equity interest in VCTHL. The advance to VCTHL had been fully provided.

The Directors were of the opinion that the transactions as described in notes (a), (b)(ii), (c), (d), (e) and (f) above had been entered into and carried out in the ordinary and usual course of business of the Group on an arm's length basis, on normal commercial terms, were fair and reasonable and in the interest of the Members as a whole.

The Directors were of the opinion that the transaction as described in note (b)(i) above was on terms better than normal commercial terms to the Group and were fair and reasonable and in the interest of so far as the Members as a whole.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Company has fully complied with the Code Provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules throughout the Six-Month Period.

COMPLIANCE WITH RULES 5.48 TO 5.67 OF THE GEM LISTING RULES

The Company has adopted rules 5.48 to 5.67 of the GEM Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with rules 5.48 to 5.67 of the GEM Listing Rules throughout the Six-Month Period.

MANAGEMENT DISCUSSION AND ANALYSIS

Details of material acquisitions and disposals

The Group did not have material acquisitions and disposals during the Six-Month Period, other than the exercise of HK$1,200,000 convertible bonds previously issued by Mobile Telecom Network (Holdings) Limited (incorporated in Cayman Islands with limited liability and whose shares of US$0.01 each in its capital are listed on GEM) into 15,384,615 new shares.

Capital commitments and significant investments

As at 30th June, 2005, the Group did not have any significant capital commitments and significant investments.

Employees' information

As at 30th June, 2005, the Group had 252 employees spreading in Macao, Hong Kong, Mainland China and Europe. Total remuneration of all employees amounted to HK$27,112,000.

The remuneration and bonus policies of the Group are basically determined by the performance of individual employees.

The Company and MIHL adopted different share option schemes, whereby certain employees of the Group may be granted options to acquire the Shares and Shares of MIHL.

The Group also provides various training programmes and technical orientation, both internal and external, for technical employees and marketing employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Charges on group assets

As at 30th June, 2005, the Group did not have any charges on assets of the Group.

Details of future plans for material investments or capital assets

The Group is now evaluating a collaboration arrangement with an internet content provider in Mainland China which will allow TCM to enter into the IVR and SMS business in Mainland China and to enhance cross-selling opportunities between Mainland China and Europe.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in HK$, Patacas (the lawful currency of Macao), US$, € and RMB. The Directors consider that the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

As at 30th June, 2005, the Group did not have any contingent liabilities.

Business review

As anticipated, operating environment for the construction of data network infrastructure in Mainland China remained stagnant, which continued to pose challenges and pressure on margins to the Group. Despite so, during the Three-Month Period, the Group has completed the contracts for Guangdong China Telecom, Zhejiang China Telecom and Shenzhen China Telecom and has also successfully secured contracts from other telecommunications service providers, including Beijing China Telecom, Shanghai China Telecom and Chongqing China Telecom.

During the Three-Month Period, the OSS developed by TSTSH continued to receive well responses and successfully being awarded projects from Xinjiang China Telecom and Guangdong China Telecom to expand the installed OSS of TSTSH to phase 2 and phase 3 respectively. Total value of these expansion projects amounted to approximately HK$4,700,000.

Macao continued to offer numerous business opportunities to the Group, in particular with the Government of Macao and the gaming operators now investing heavily on infrastructure projects. During the Three-Month Period, with respect to the upcoming East Asian Games, in addition to securing a contract to build its networking infrastructure, the Group has also successfully secured other contracts, including a contract in the amount of approximately HK$43,424,000 to build a data centre for the East Asian Games, and via MIHL, a contract in the amount of approximately HK$19,600,000 for the provision of a hospitality system, system integration and project management. With the opening of the East Asian Games in October, 2005, the Group is also in the progress of completing the installation of the TETRA system for FSM, thus allowing this security system to be partially operational during the East Asian Games.

To capitalise on the opportunities from the gaming operators and hotel operators, VHL has partnered with MIHL in the bidding of various projects so as to provide a total and complementary solution to the operators. VHL will continue to provide infrastructure systems, such as structured cabling, networking and surveillance applications, whereas MIHL will focus on the provision of a series of extra-low voltage systems, including systems such as closed circuit television ("CCTV"), public automatic branch exchange ("PABX"), cabling, public address, access control, et cetera.

During the Three-Month Period, STASA moved into a new office, allowing cost savings to its monthly rental to be achieved. Leveraging on its technical competence and reliable services, STASA has won another project from one of the three largest television stations in Spain to roll out a nation wide Call&Win project to win five cars, generating over 400,000 minutes of traffic in one show over our platform. STASA is one of the most experienced companies in Spain in the provision of Call&Win services, in particular to television stations. Today, STASA is the only company that provides Call&Win services to all the three major television stations in Spain.

TCM has also successfully completed a six-month trial program with a major lottery company in the Netherlands with further discussions in progress to roll out future programs. In addition, TCM has launched Chinese contents in their website to strengthen its contents portfolio and to tap the Chinese communities in Europe.

During the Three-Month Period, to further leverage on the established market experience and presence in selected markets and strong technical capabilities, TCM has been actively exploring collaboration opportunities with content providers and applications developers in the Republic of Finland, the United Kingdom of Great Britain and Northen Ireland, the French Republic and the Netherlands for the development of new applications and services for the markets in the Federal Republic of Germany, the Netherlands and Spain. TCM has also confirmed its strategic move to enter into the IVR and SMS business in Mainland China to further expand its geographic footage and to enhance cross-selling opportunities. A collaboration arrangement with an internet content provider in Mainland China is currently in progress.

Turnover and profitability

During the Three-Month Period and Six-Month Period, turnover of the Group has been adversely affected by slower business from Mainland China in relation to the construction of data networking infrastructure. Nevertheless, with the consolidation of the results of TCM and Communications Appliances Ou Chung Limited (incorporated in Macao with limited liability and an indirect wholly-owned subsidiary of the Company), turnover for the Three-Month Period increased 40.76% as compared to the corresponding period ended 30th June, 2004 and turnover for the Six-Month Period represented a slight decrease of 5.51% as compared to the corresponding period. Though the Group has secured a handful of contracts in Macao from the Government of Macao and gaming operators, as most of these projects are currently in the construction phase, therefore, turnover from these projects have only been partially recognised during the Three-Month Period.

With increasing competition continued to put pressure on margins of data networking infrastructure projects in Mainland China and with trading of mobile phones carrying lower margins, gross margin for the Three-Month Period amounted to HK$12,439,000 as compared to HK$16,509,000, with gross margin for the Three-Month Period dropped by 24.65% as compared to corresponding period ended 30th June, 2004.

With the consolidation of the operating results of both MIHL and TCM, selling and administrative expenses increased considerably from HK$33,784,000 to HK$59,269,000 for the Six-Month Period. Together with turnover and profit from the projects in Macao only partially recognised, the Group reported a net loss of HK$19,441,000 for the Six-Month Period.

Capital structure, liquidity and financial resources

Despite reporting a net loss during the Six-Month Period, the Group continued to maintain a healthy capital structure with cash on hand as at 30th June, 2005 amounted to HK$199,426,000, this balance of which taken into account the first repayment of US$3,750,000 (approximately HK$29,175,000) made during March, 2005 against the US$15,000,000 (approximately HK$116,700,000) term loan. As at 30th June, 2005, although total borrowings totaled HK$165,119,000, translating to a gearing ratio (total borrowings/Members' funds) of 108.6%, the Group had net cash (cash balances plus US$5,000,000 (approximately HK$38,900,000) yield enhanced bonds less short-term and long-term loans) of approximately HK$73,200,000.

Inventory level increased from HK$47,592,000 to HK$75,387,000, the increment of which attributed primarily to equipment for the FSM project received during end of June, 2005. With respect to receivables, keeping tight control on collection remained.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th June, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held (Note 8)	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/ founder of a discretionary trust (Note 1)	293,388,000	—	47.80%
	Long position	Personal (Note 2)	—	600,000	0.10%
	Short position	Corporate interest (Note 3)	—	13,384,000	2.18%
Yim Hong	Long position	Personal (Note 4)	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (Note 5)	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (Note 6)	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (Note 7)	210,000	—	0.03%

Notes:

(1) As at 30th June, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 30th June, 2005, he was deemed to have a short position in 13,384,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

(8) Each of the Directors held the same number of share options shown as at 1st January, 2005. The share options were granted on 30th June, 2003 and exercisable from 30th June, 2003 to 29th June, 2006 at HK$0.42 per Share.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 30th June, 2005, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares or underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	13,384,000	2.18%
LRL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	13,384,000	2.18%
Lei Hon Kin (Note 3)	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	13,384,000	2.18%

Notes:

(1) As at 30th June, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 30th June, 2005, they were deemed to have a short position in 13,384,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

THE AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY CONTROLLING SHAREHOLDERS

The loan of a principal amount of US$15,000,000 (approximately HK$116,700,000) is to be repaid by VHL in four equal half-yearly instalments of US$3,750,000 (approximately HK$29,175,000), due in March and September, 2005 and March and September, 2006 respectively. The first repayment was paid in March, 2005 and so the outstanding principal amount as at 30th June, 2005 was US$11,250,000 (approximately HK$87,525,000).

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date six months thereafter. VHL shall repay the loan drawn down by four consecutive equal semi-annual instalments commencing on the date eighteen months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date thirty-six months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds $66\frac{2}{3}\%$ of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed $66\frac{2}{3}\%$ of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power of general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of the Shares during the Six-Month Period. Neither the Company nor any of its subsidiaries has purchaesd or sold any of the Shares during the Six-Month Period.

DEFINITIONS

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 (approximately HK$116,700,000) term loan facility
"Associated Corporations"	corporations: (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued shares of that class

"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"FSM"	Direcção dos Serviços das Forças de Segurança (Public Security Force) of the Government of Macao

"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Lenders on 26th September, 2003 in respect of the obligations of VHL under the Agreement
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard
"HKFRS"	financial reporting standards approved by the Council of the HKICPA and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to Hong Kong Accounting Standards, Hong Kong Institute of Certified Public Accountants, Standard Chartered Bank (Hong Kong) Limited and The Stock Exchange of Hong Kong Limited)
"IASB"	International Accounting Standards Board
"IFRS"	financial reporting standards and interpretations approved by the IASB, and includes all International Accounting Standards and interpretations issued under the former International Accounting Standards Committee from time to time
"IVR"	interactive voice response
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and the Agent
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Members"	holders of Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM

"OSS"	Operation Support System
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of Mainland China
"Santos' Family Trust"	the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Shares of MIHL"	shares of HK$0.01 each in the capital of MIHL
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Six-Month Period"	the six months ended 30th June, 2005
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex SA, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 30th June, 2005

"TSTSH"	泰思通軟件（上海）有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America
"VCTHL"	Vodatel Crossland Technology Holdings Limited, incorporated in BVI with limited liability and an associate of the Company
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company
"€"	Euro, the lawful currency of the European Union

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 12th August, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

「泰思通」　指　泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司

「美元」　指　美利堅合眾國法定貨幣美元

「VCTHL」　指　Vodatel Crossland Technology Holdings Limited，於英屬處女群島註冊成立的有限公司，為本公司的聯營公司

「愛達利控股」　指　Vodatel Holdings Limited，於英屬處女群島註冊成立的有限公司，為本公司的直接全資附屬公司

「歐元」　指　歐洲聯盟法定貨幣歐元

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年八月十二日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

「中國」	指	中華人民共和國(不適用於中國工商銀行(亞洲)有限公司)
「人民幣」	指	中國內地法定貨幣人民幣
「Santos家族信託」	指	José Manuel dos Santos的家族成員為信託受益人的現有信託,其資產包括本公司已發行股本47.80%的控股股權
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「股份」	指	本公司股本中每股面值0.10港元的股份
「六個月期間」	指	截至二〇〇五年六月三十日止六個月
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex SA,於西班牙註冊成立的有限公司,為本公司的間接附屬公司
「主要股東」	指	就公司而言,指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭註冊成立的有限公司,為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二〇〇五年六月三十日止三個月

「香港」	指	中國香港特別行政區(不適用於《香港會計準則》、香港會計師公會、渣打銀行(香港)有限公司及香港聯合交易所有限公司)
「《國際財務滙報準則》」	指	由國際會計準則委員會通過的一套財務滙報準則及釋義，包括其前身不時刊發的所有《國際會計準則》及詮釋
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及代理行
「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門商業銀行)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(香港、澳門和台灣地區除外)
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕大註冊成立的有限公司，為本公司的間接附屬公司，其股本中每股面值0.01港元的股份於創業板上市

* *僅供識別*

「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「擔保」	指	本公司於二〇〇三年九月二十六日就愛達利控股根據協議的債務以貸款人為受益人而簽署的擔保及彌償保證契據
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《香港財務滙報準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的所有《香港會計準則》及《香港財務滙報準則》的詮釋
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立

「行政總裁」 指 獲董事會直接授權，單獨或夥拍其他一位或多位人士負責或將負責本公司業務經營的人士

「本公司」 指 Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）

「控股股東」 指 任何有權於本公司股東大會上行使或控制行使30%（或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務監察委員會所批准《公司收購及合併守則》不時規定的有關數額，並根據《證券及期貨條例》（經不時修訂）第三條繼續存在而引致須提出強制性全面收購建議）或以上投票權或有權控制董事會大多數成員組成的人士或多位人士

「董事」 指 本公司的董事

「ERL」 指 Eve Resources Limited，於英屬處女群島註冊成立的有限公司

「聯交所」 指 香港聯合交易所有限公司，於香港註冊成立的有限公司

「澳門保安部隊」 指 澳門政府保安部隊事務局

* *僅供識別*

倘未能履行上述承諾，代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應《創業板上市規則》第17.20條的規定而發表。

競爭權益

董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層或一組人士概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

購買、出售或贖回證券

於六個月期間，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於六個月期間購買或出售任何股份。

釋義

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股與貸款人就一項達15,000,000美元(約116,700,000港元)的定期貸款融資所訂立並於二〇〇三年九月二十六日起生效的貸款融資協議
「相聯法團」	指	(甲) 身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 (乙) 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司

與控股股東特定履約有關的有契諾協議

貸款的本金額為15,000,000美元(約116,700,000港元),由愛達利控股分四期每期3,750,000美元(約29,175,000港元)每半年償還一次,即分別於二〇〇五年三月及九月,以及二〇〇六年三月及九月到期。第一期還款已於二〇〇五年三月支付,故二〇〇五年六月三十日尚未償還的本金額為11,250,000美元(約87,525,000港元)。

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起,連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明,根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息加1.35厘。

根據《創業板上市規則》,倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件,而違反該責任將就貸款引致失責,而有關失責對本公司業務而言屬重大,本公司須作出披露。根據擔保及協議,本公司及愛達利控股向各貸款人承諾,彼等須各自確保:

(一) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產,而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議,未經代理行發出事先書面同意的情況下,並無予以修訂或終止;及

(二) 在未經貸款人,而當中參與者佔貸款逾$66^{2}/_{3}\%$,或倘並無提供墊款或尚未償還,則指其承諾佔未動用承諾餘額逾$66^{2}/_{3}\%$的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下,Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

主要股東於股份及相關股份中的權益及淡倉

於二○○五年六月三十日，根據《證券及期貨條例》第三百三十六條記入該條規定存置的登記冊內於股份或相關股份擁有權益或淡倉的人士（不包括董事或行政總裁）如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益（附註一）	293,388,000	—	47.80%
	淡倉	公司權益（附註二）	—	13,384,000	2.18%
LRL	好倉	公司權益（附註一）	293,388,000	—	47.80%
	淡倉	公司權益（附註二）	—	13,384,000	2.18%
李漢健（附註三）	好倉	家族權益	293,988,000	—	47.89%
	淡倉	公司權益	—	13,384,000	2.18%

附註：

（一） 於二○○五年六月三十日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

（二） 本公司根據購股權計劃授出購股權。由於ERL及LRL於二○○五年六月三十日均於本公司逾三分之一的已發行股本中擁有權益，故彼等被視為於13,384,000股相關股份中擁有淡倉。

（三） 李漢健（José Manuel dos Santos的配偶）被視為擁有José Manuel dos Santos全部股權的權益。

附註：

（一）於二〇〇五年六月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos（作為Santos家族信託的信託人）全資擁有的公司LRL持有。

（二）José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

（三）購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇五年六月三十日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於13,384,000股相關股份中擁有淡倉。

（四）嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

（五）關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

（六）羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

（七）馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

（八）於二〇〇五年一月一日，各董事持有的購股權數目相同。有關購股權乃於二〇〇三年六月三十日授出並可於二〇〇三年六月三十日至二〇〇六年六月二十九日期間按每股股份0.42港元行使。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年六月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目（附註八）	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人（附註一）	293,388,000	—	47.80%
	好倉	個人（附註二）	—	600,000	0.10%
	淡倉	公司權益（附註三）	—	13,384,000	2.18%
嚴康	好倉	個人（附註四）	7,357,500	900,000	1.35%
關鍵文	好倉	個人（附註五）	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人（附註六）	2,452,500	900,000	0.55%
馮祈裕	好倉	個人（附註七）	210,000	—	0.03%

由於競爭越趨激烈，中國內地數據網絡基建項目的利潤受壓，加上流動電話買賣的利潤減少，三個月期間的毛利為12,439,000港元，較截至二〇〇四年六月三十日止同期的毛利16,509,000港元下跌24.65%。

於綜合萬佳訊及歐洲公司的經營業績後，於六個月期間的銷售及行政開支由33,784,000港元大幅增加至59,269,000港元。連同澳門項目只有部份確認的營業額及溢利，本集團於六個月期間錄得虧損淨額19,441,000港元。

資本架構、流動資金及財務資源

儘管於六個月期間錄得虧損淨額，然而，本集團於二〇〇五年六月三十日繼續維持穩健的資本架構，手頭現金達199,426,000港元，此金額已計入就二〇〇五年三月期間的有期貸款15,000,000美元（約116,700,000港元）所作的第一期還款3,750,000美元（約29,175,000港元）。於二〇〇五年六月三十日，儘管借貸總額共達165,119,000港元，資產負債比率（借貸總額／股東權益）為108.6%，本集團仍有現金淨值（現金結餘加5,000,000美元（約38,900,000港元）特惠收益債券減短期及長期貸款）約73,200,000港元。

存貨水平由47,592,000港元增加至75,387,000港元，增長主要由於於二〇〇五年六月底期間接獲澳門保安部隊項目的設備。此外，本集團繼續就應收款項實施嚴謹的收賬控制政策。

於三個月期間，西班牙公司遷往新辦公室，可節省月租成本。西班牙公司憑藉優秀的技術及可靠的服務，成功取得西班牙其中一間主要電視台的項目，推出以五輛汽車為獎品的全國電話競猜遊戲，使用本公司平台的用量於一個節目內超過四十萬分鐘。在西班牙，西班牙公司是提供電話競猜服務(特別是電視台方面)經驗最豐富的公司之一。西班牙公司現時乃唯一一間同時為西班牙三大電視台提供電話競猜服務的公司。

歐洲公司亦成功為荷蘭一間大型博彩公司完成六個月的試驗計劃，現正進行深入討論於未來推出計劃。此外，歐洲公司亦於網站提供中文內容，使內容更多元化，以吸引歐洲的華人。

於三個月期間，為進一步利用本身的市場經驗、在個別市場的地位及雄厚的技術能力，歐洲公司一直積極物色機會與芬蘭共和國、大不列顛及北愛爾蘭聯合王國、法蘭西共和國及荷蘭的內容供應商及應用程式開發商合作，為德意志聯邦共和國、荷蘭及西班牙市場開發新應用程式及服務。歐洲公司亦確認將進軍中國內地市場的互動語音回覆系統及短訊業務，以擴大地域覆蓋及增加交叉銷售的機會。歐洲公司現正與一間中國內地互聯網內容供應商磋商合作安排。

營業額及盈利能力

於三個月期間及六個月期間，中國內地有關興建數據網絡基建的業務放緩，對本集團的營業額造成不利影響。然而，於綜合歐洲公司及澳中通訊設備有限公司(於澳門註冊成立的有限公司，為本公司的間接全資附屬公司)的業績後，三個月期間的營業額較截止二〇〇四年六月三十日止同期上升40.76%，而六個月期間的營業額則較同期輕微下跌5.51%。儘管本集團已取得多份澳門政府及博彩經營商的合約，但此等項目仍處興建階段，故於三個月期間只確認此等項目的一部份營業額。

業務回顧

一如所料，在中國內地興建數據網絡基礎設施的經營環境仍然呆滯，對本集團的邊際溢利繼續構成考驗及壓力。然而，於三個月期間，本集團完成與廣東中國電信、浙江中國電信及深圳中國電信訂立的合約，亦已成功從北京中國電信、上海中國電信及重慶中國電信等多家電信服務供應商中取得合約。

於三個月期間，由泰思通開發的操作支援系統繼續備受好評，並成功奪得新疆中國電信及廣東中國電信的項目合約，將其原有的泰思通操作支援系統分別升級至第二期及第三期。上述升級項目的總值約達4,700,000港元。

另一方面，澳門依然為本集團帶來無數商機，特別是澳門政府及博彩經營商現正對基礎設施項目進行龐大投資。至於在應屆東亞運動會方面，於三個月期間，本集團除了取得興建網絡基礎設施的合約外，亦成功爭取其他合約，包括一項為東亞運動會建立數據中心、價值約43,424,000港元的合約，以及另一項透過萬佳訊取得而價值約為19,600,000港元的合約，內容為提供招待系統、系統整合及項目管理服務。東亞運動會將於二〇〇五年十月揭幕，而現時本集團為澳門保安部隊裝設 TETRA系統亦已接近完成階段，令這套保安系統可在東亞運動會期間投入運作。

為了把握博彩經營商及酒店營運商帶來的商機，愛達利控股與萬佳訊已合作競投多個項目，藉此為上述博彩經營商提供全套及支援方案。愛達利控股將會繼續提供結構電纜、網絡及監視設備等基礎建設系統，而萬佳訊將會專責提供一系列特低電壓系統，包括閉路電視、公共自動電話交換系統、電纜、公共地址、存取管制等。

僱員資料

於二〇〇五年六月三十日，本集團於澳門、香港、中國內地及歐洲的僱員有二百五十二名。全體僱員的酬金總額達27,112,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司與萬佳訊採納不同的購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份及萬佳訊股份。

本集團亦為技術及市場推廣僱員提供多項內部及外部培訓計劃及技術介紹，以提升其整體質素，讓彼等繼續緊貼最新行業及技術發展。

集團資產的抵押

於二〇〇五年六月三十日，本集團並無任何本集團資產的抵押。

重大投資或資本資產的未來計劃詳情

本集團現正評估與中國內地一間互聯網內容供應商的合作安排，是項安排可讓歐洲公司進入中國內地市場的互動語音回覆系統及短訊業務，並增加中國內地與歐洲之間的交叉銷售機會。

外滙風險

本集團主要以港元、澳門元(澳門法定貨幣)、美元、歐元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二〇〇五年六月三十日，本集團概無任何或然負債。

董事認為，上文附註(甲)、(乙)(二)、(丙)、(丁)、(戊)及(己)所述的交易乃在本集團一般及日常業務過程中按正常商業條款公平磋商後訂立及進行，屬公平與合理及符合股東的整體利益。

董事認為，上文附註(乙)(一)所述的交易乃按優於本集團所獲一般商業條款的條款訂立，屬公平與合理及符合股東的整體利益。

企業管治聲明

本公司於整個六個月期間一直遵守《創業板上市規則》附錄十五所載的《企業管治常規守則》內守則條文的規定。

遵守《創業板上市規則》第5.48至5.67條

本公司已採納《創業板上市規則》第5.48至5.67條。經本公司特別查詢後，全體董事已確認，彼等於整個六個月期間一直遵守《創業板上市規則》第5.48至5.67條的規定。

管理層討論及分析

重大收購及出售事項的詳情

除行使Mobile Telecom Network (Holdings) Limited流動電訊網絡(控股)有限公司*(於開曼群島註冊成立的有限公司，其股本中每股面值0.01美元的股份於創業板上市)過去發行的1,200,000港元可換股債券，轉換為15,384,615股新股份外，本集團於六個月期間並無重大收購及出售事項。

資本承擔及重大投資

於二〇〇五年六月三十日，本集團概無任何重大資本承擔及重大投資。

* *僅供識別*

附註：

(甲) 多間附屬公司與董事José Manuel dos Santos擁有的公司買賣貨品。

(乙) (一) 本集團獲José Manuel dos Santos所擁有公司批准使用其澳門辦公室單位，而José Manuel dos Santos已豁免向本集團收取租金款項。本集團亦獲許可自二〇〇四年九月一日起使用José Manuel dos Santos的另一個單位作為員工宿舍，同樣獲豁免繳付租金款項。

(二) 此外，本集團亦向José Manuel dos Santos或其擁有之公司租賃香港倉庫、另一個澳門辦公室單位及其廣州辦公室單位，月租分別為30,000港元、9,000港元及約人民幣28,000元（約26,000港元）。

(丙) 本集團向一間附屬公司少數股東擁有的公司提供管理服務。

(丁) 一間附屬公司與另一間附屬公司少數股東擁有的公司訂立租賃協議以租賃辦公室，租期自二〇〇四年七月一日起計，為期五年，月租為約6,000歐元（約56,000港元）。該租約乃按一般商業條款訂立。

(戊) 一間附屬公司獲多間附屬公司一名董事擁有的公司提供管理服務。

(己) 若干附屬公司的一名董事向一間附屬公司買貨。

(庚) 於二〇〇五年六月三十日，本集團向下列聯營公司給予無抵押墊款：

	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元
VCTHL（附註）	**3,164**	3,164

附註：

給予VCTHL的墊款乃無抵押、免息及並無固定還款期。VCTHL其他股東（第三者）亦按其大於VCTHL的股本權益比例給予VCTHL墊款。給予VCTHL的墊款已全數作出撥備。

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇四年一月一日	97,676	702	4,182	37,483	59	49	146,054	286,205
重估可供出售財務資產盈餘	—	—	3,909	—	—	—	—	3,909
集團重組	—	—	—	3,555	—	—	—	3,555
海外附屬公司及聯營公司折算賬目產生的差額	—	—	—	—	5	—	—	5
股東應佔溢利	—	—	—	—	—	—	17,532	17,532
截至二〇〇四年十二月三十一日止十八個月已付中期股息	—	—	—	—	—	—	(3,069)	(3,069)
於二〇〇四年六月三十日	97,676	702	8,091	41,038	64	49	160,517	308,137

11. 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	三個月期間	截至二〇〇四年六月三十日止三個月	**六個月期間**	截至二〇〇四年六月三十日止六個月
	千港元	千港元	**千港元**	千港元
向關連公司銷售貨品（附註(甲)）	**—**	—	**—**	15
應付董事的租金費用（附註(乙)）	**195**	192	**390**	768
應收關連公司的管理費（附註(丙)）	**769**	—	**1,538**	—
應付關連公司的租金費用（附註(丁)）	**185**	—	**370**	—
應付關連公司的管理費（附註(戊)）	**166**	—	**332**	—
向若干附屬公司一名董事銷售貨品（附註(己)）	**—**	—	**2**	—

9. 應付貿易賬項及票據

於二○○五年六月三十日，應付貿易賬項及票據的賬齡分析如下：

	於二○○五年六月三十日 千港元	於二○○四年十二月三十一日 千港元
三個月以下	**79,195**	76,012
四至六個月	**10,321**	13,645
七至十二個月	**20,024**	6,961
十二個月以上	**7,317**	18,779
	116,857	115,397

10. 儲備

	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元	外滙儲備 千港元	法定儲備 千港元	累積虧損 千港元	合共 千港元
於二○○五年一月一日	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
重估可供出售財務資產盈餘	—	—	1,312	—	—	—	—	1,312
海外附屬公司及聯營公司折算賬目產生的差額	—	—	—	—	(2,566)	—	—	(2,566)
股東應佔虧損	—	—	—	—	—	—	(19,441)	(19,441)
於二○○五年六月三十日	97,676	702	6,627	35,549	468	49	(50,436)	90,635

附註：

(甲) 於二〇〇三年十二月十九日，作為萬佳訊獨立上市計劃的一部份，董事會批准派付特別中期股息，方法為將合共13,375,000股萬佳訊股份實物分派予股東，每持有46股股份可獲發1股萬佳訊股份。

(乙) 於二〇〇四年二月十三日，董事會批准向於二〇〇四年三月五日名列股東名冊的股東派付中期股息每股股份0.005港元。

(丙) 各董事不建議就六個月期間派付任何股息。

7. 每股股份(虧損)／盈利

每股股份基本虧損是按本集團股東應佔虧損19,441,000港元(截至二〇〇四年六月三十日止六個月：溢利17,532,000港元)及六個月期間的已發行股份的加權平均數613,819,000股股份(截至二〇〇四年六月三十日止六個月：613,819,000股股份)計算。

由於行使本公司未行使的購股權將導致反攤薄作用，故並無呈列六個月期間及截至二〇〇四年六月三十日止六個月內每股股份攤薄盈利。

8. 應收貿易賬項及票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。於二〇〇五年六月三十日，應收貿易賬項及票據的賬齡分析如下：

	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元
三個月以下	**73,376**	143,579
四至六個月	**22,866**	20,544
七至十二個月	**40,306**	23,718
十二個月以上	**90,222**	77,398
	226,770	265,239
減：撥備	**(84,879)**	(86,703)
	141,891	178,536

3. 萬佳訊獨立上市的視作出售收益

於二〇〇四年一月十九日，透過發行新萬佳訊股份，萬佳訊股份於創業板上市及買賣。因此，本公司於萬佳訊的股權攤薄至61.05%，是次視作出售事項產生收益約10,769,000港元。

4. 折舊、攤銷及貨品銷售成本

於六個月期間，本集團的固定資產的折舊為4,160,000港元（截至二〇〇四年六月三十日止六個月：2,427,000港元），並就本集團的研發成本錄得攤銷開支107,000港元（截至二〇〇四年六月三十日止六個月：701,000港元）。於六個月期間，貨品銷售成本為111,598,000港元（截至二〇〇四年六月三十日止六個月：141,280,000港元）。

5. 税項

六個月期間的估計應課税溢利按17.5%的税率撥備香港利得税。海外溢利税項按六個月期間的估計應課税溢利按本集團經營業務地區的適用税率計算。

6. 股息

	三個月期間	截至二〇〇四年六月三十日止三個月	**六個月期間**	截至二〇〇四年六月三十日止六個月
	千港元	千港元	**千港元**	千港元
截至二〇〇四年十二月三十一日止十八個月已付特別中期股息（附註（甲））	–	–	–	3,344
二〇〇五年已付的中期股息，每股股份0港元（截至二〇〇四年十二月三十一日止十八個月：0.005港元）（附註（乙））	–	–	–	3,069
	–	–	–	6,413

	六個月期間				截至二〇〇四年六月三十日止六個月			
	數據網絡系統設計、銷售與開發、提供相關工程服務以及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團	數據網絡系統設計、銷售與開發、提供相關工程服務以及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	145,372	2,253	32,385	180,010	184,763	5,735	–	190,498
分類業績	(10,124)	(7,124)	(2,484)	(19,732)	20,417	(5,037)	–	15,380
未分配收入				7,087				3,666
未分配開支				(6,426)				(15,241)
經營(虧損)/溢利				(19,071)				3,805
萬佳訊獨立上市的視作出售收益				–				10,769
財務成本				(3,479)				(816)
應佔聯營公司(虧損)/溢利				(628)				36
除稅前(虧損)/溢利				(23,178)				13,794
稅項				–				2
除稅後(虧損)/溢利				(23,178)				13,796
少數股東權益				3,737				3,736
股東應佔(虧損)/溢利				(19,441)				17,532
	於二〇〇五年六月三十日				於二〇〇四年十二月三十一日			
分類資產	460,992	35,810	32,537	529,339	373,725	19,124	112,826	505,675
於聯營公司的投資				1,012				1,630
未分配資產				74,400				77,865
總資產				604,751				585,170
分類負債	221,744	27,908	58,183	307,835	172,133	4,879	70,814	247,826
未分配負債				144,899				164,631
總負債				452,734				412,457
	六個月期間				截至於二〇〇四年六月三十日止六個月			
資本開支	828	539	1,782	3,149	6,052	1,489	–	7,541
折舊	2,516	274	1,370	4,160	1,988	439	–	2,427
攤銷	–	107	–	107	662	39	–	701

採納《香港會計準則》第三十二及三十九號後，其有關確認、計量、不再確認及披露金融票據的會計政策有所改變。在二〇〇四年十二月三十一日之前，本集團的投資分類為非買賣證券及買賣證券，按公平值列於資產負債表。

根據《香港會計準則》第三十九號條文，投資項目乃分類為可供出售財務資產、按公平值列賬及在損益表處理的財務資產、貸款及應收款項(包括銀行存款以及現金及現金等值項目)。投資項目是按其持有的目的而分類。

會計政策上所有有關變動全部是根據各相關標準而作出，而不適合就過往期間的比較數字進行追溯處理，惟根據《香港會計準則》第三十九號於二〇〇四年十二月三十一日將所有投資重新劃分為可供出售財務資產除外。

編製該等賬目時採用的會計政策及計算方法與編製截至二〇〇四年十二月三十一日止十八個月的賬目所用者一致。

2. **分類資料**

按業務劃分

本集團主要業務分為以下三類：

- 數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售；
- 提供數碼影像處理管理解決方案；及
- 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。

各業務分類之間並無進行重大銷售或其他交易。

採納《香港會計準則》第一、二、七、八、十、十二、十四、十六、十八、十九、二十一、二十三、二十四、二十七、二十八、三十三、三十四、三十七號、《香港會計準則》詮釋第十五及二十一號對本集團會計政策並無帶來重大改變，概括而言：

- 《香港會計準則》第一號影響綜合資產負債表的若干呈列。

- 《香港會計準則》第八、十六、二十一及二十八號對賬目中若干資料披露有所影響。

- 《香港會計準則》第二、七、十、十二、十四、十七、十八、十九、二十三、二十七、三十三、三十四、三十七號、《香港會計準則》詮釋第十五及二十一號則沒有任何影響，因為本集團的會計政策已經符合有關標準。

- 《香港會計準則》第二十四號對關連方的辨識以及關連方交易的披露有所影響。

採納《香港財務滙報準則》第二號後，其有關僱員購股權的會計政策有所改變。此前，向僱員提供購股權並不會產生損益表支出，而採納《香港財務滙報準則》第二號後，購股權於授出日期的公平值須於有關的權益期內攤銷，攤銷支出從損益表中扣除。

採納《香港財務滙報準則》第三號、《香港會計準則》第三十六及三十八號後，其有關商譽的會計政策有所改變。此前，商譽的處理如下：

- 按不超過十年的期間按直線法攤銷；及

- 於每個資產負債表日評核有否耗蝕。

根據《香港財務滙報準則》第三號的規定：

- 本集團自二〇〇五年一月一日起停止攤銷商譽；

- 截至二〇〇四年十二月三十一日止年度起，每年測試商譽有否耗蝕，此外亦在有跡象顯示出現耗蝕時進行測試。

附註：

1. 編製基準及會計政策

該等未經審核簡明綜合賬目乃按香港會計師公會發出的《香港會計準則》第三十四號「中期財務申報」編製。

該等未經審核簡明綜合賬目應與截至二〇〇四年十二月三十一日止十八個月的賬目一併閱讀。

香港會計師公會承諾於二〇〇五年一月一日之前將所有《香港財務滙報準則》與國際會計準則委員會所頒佈的《國際財務滙報準則》接軌。因此，香港會計師公會於二〇〇四年十二月三十一日時已於所有重大方面將《香港財務滙報準則》與《國際財務滙報準則》的要求接軌。

於二〇〇五年，本集團採納所有與其業務有關的《香港財務滙報準則》。適用的《香港財務滙報準則》載列如下：

《香港會計準則》第一號	財務報表的呈列
《香港會計準則》第二號	存貨
《香港會計準則》第七號	現金流量表
《香港會計準則》第八號	會計政策、會計估計的變更以及差錯
《香港會計準則》第十號	資產負債表日以後事項
《香港會計準則》第十二號	所得稅
《香港會計準則》第十四號	分部報告
《香港會計準則》第十六號	物業、廠房及設備
《香港會計準則》第十七號	租賃
《香港會計準則》第十八號	收入
《香港會計準則》第十九號	僱員福利
《香港會計準則》第二十一號	外幣匯率變動的影響
《香港會計準則》第二十三號	借款費用
《香港會計準則》第二十四號	關聯方披露
《香港會計準則》第二十七號	綜合及獨立財務報表
《香港會計準則》第二十八號	於聯營公司的投資
《香港會計準則》第三十二號	金融票據：披露及呈列
《香港會計準則》第三十三號	每股盈利
《香港會計準則》第三十四號	中期財務申報
《香港會計準則》第三十六號	資產耗蝕
《香港會計準則》第三十七號	撥備、或然負債及或然資產
《香港會計準則》第三十八號	無形資產
《香港會計準則》第三十九號	金融票據：確認及計量
《香港財務滙報準則》第二號	以股份支付的支出
《香港財務滙報準則》第三號	業務合併
《香港會計準則》詮釋第十五號	營運租約－優惠
《香港會計準則》詮釋第二十一號	所得稅－收回經重估的不可折舊資產

簡明綜合現金流量表

	六個月期間 (未經審核) 千港元	截至 二○○四年 六月三十日 止六個月 (未經審核) 千港元
經營業務的現金流入／(流出)淨額	**25,019**	(3,695)
投資業務的現金(流出)／流入淨額	**(3,149)**	4,641
融資的現金流入淨額	**8,963**	104,503
現金及現金等值項目增加	**30,833**	105,449
六個月期間初／上一期間的 期初現金及現金等值項目	**168,593**	103,637
六個月期間終／上一期間的 期終現金及現金等值項目	**199,426**	209,086
現金及現金等值項目結餘的分析		
銀行結餘及現金	**199,426**	209,086

綜合權益變動報表

	六個月期間 (未經審核) 千港元	截至 二〇〇四年 六月三十日 止六個月 (未經審核) 千港元
六個月期間初／上一期間的期初股東權益總額	**172,712**	347,588
重估可供出售財務資產盈餘	**1,312**	3,909
集團重組	**—**	3,555
海外附屬公司及聯營公司折算賬目產生的差額	**(2,566)**	5
未於綜合損益賬確認的收益及虧損淨額	**(1,254)**	7,469
	171,458	355,057
於六個月期間／上一期間(虧損)／溢利	**(19,441)**	17,532
已付截至二〇〇四年十二月三十一日止十八個月中期股息	**—**	(3,069)
六個月期間終／上一期間的期終股東權益總額	**152,017**	369,520

綜合資產負債表

	附註	於二〇〇五年 六月三十日 (未經審核) 千港元	於二〇〇四年 十二月三十一日 千港元
非流動資產			
無形資產		**59,738**	67,898
固定資產		**14,539**	15,655
於聯營公司的投資		**1,012**	1,630
可供出售財務資產		**71,867**	72,450
流動資產			
存貨		**75,387**	47,592
預付税項		**80**	80
應收貿易賬項及票據	8	**141,891**	178,536
其他應收款項、按金及預付款項		**40,811**	32,499
銀行結餘及現金		**199,426**	168,830
		457,595	427,537
流動負債			
應付貿易賬項及票據	9	**116,857**	115,397
其他應付款項及應計費用		**119,399**	84,426
應付税項		**52,108**	53,490
短期貸款，無抵押		**126,840**	132,198
		415,204	385,511
流動資產淨值		**42,391**	42,026
總資產減流動負債		**189,547**	199,659
資金來源：			
股本		**61,382**	61,382
儲備	10	**90,635**	111,331
股東權益		**152,017**	172,713
少數股東權益		**8,355**	12,092
長期貸款		**29,175**	14,854
		189,547	199,659

中期業績

董事會欣然提呈本集團於三個月期間及六個月期間的未經審核綜合業績如下：

簡明綜合損益表

	附註	三個月期間 (未經審核) 千港元	截至二OO四年六月三十日止三個月 (未經審核) 千港元	六個月期間 (未經審核) 千港元	截至二OO四年六月三十日止六個月 (未經審核) 千港元
營業額	2	**99,449**	70,651	**180,010**	190,498
銷售成本		**(87,010)**	(54,142)	**(146,899)**	(156,575)
毛利		**12,439**	16,509	**33,111**	33,923
其他收益		**4,279**	1,362	**7,087**	3,666
銷售及行政開支		**(31,611)**	(15,938)	**(59,269)**	(33,784)
經營(虧損)／溢利		**(14,893)**	1,933	**(19,071)**	3,805
萬佳訊獨立上市的視作出售收益	3	**–**	–	**–**	10,769
財務成本		**(1,685)**	(799)	**(3,479)**	(816)
應佔聯營公司(虧損)／溢利		**(501)**	(201)	**(628)**	36
除税前(虧損)／溢利		**(17,079)**	933	**(23,178)**	13,794
税項	5	**–**	332	**–**	2
除税後(虧損)／溢利		**(17,079)**	1,265	**(23,178)**	13,796
少數股東權益		**2,748**	3,086	**3,737**	3,736
股東應佔(虧損)／溢利		**(14,331)**	4,351	**(19,441)**	17,532
股息	6	**–**	–	**–**	6,413
每股股份(虧損)／盈利(港仙)	7				
–基本		**(2.33)**	0.71	**(3.17)**	2.86
–攤薄		**不適用**	不適用	**不適用**	不適用

三個月期間及六個月期間的業務及財務摘要

- 六個月期間的營業額為180,010,000港元，虧損淨額為19,441,000港元
- 於中國內地興建數據網絡基建業務仍為本集團的一大考驗
- 泰思通繼續取得中國內地電訊服務供應商的合約
- 澳門業務的發展前景依然強勁，於六個月期間，再成功爭取東亞運動會合約
- 愛達利控股與萬佳訊合作競投澳門政府及博彩經營商的項目時，提供全面及輔助解決方案
- 西班牙公司成為唯一一間同時為西班牙三大電視台提供電話競猜服務的公司
- 歐洲公司成功為荷蘭一間大型博彩公司完成試驗計劃
- 董事會不建議就六個月期間派付股息

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(在百慕大註冊成立的有限公司)

股份代號：八○三三

中期報告

二○○五

* 僅供識別